Unaudited Interim Condensed Consolidated Financial Statements

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Agi Inc.

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

To the Management and Shareholders of

AGI Inc

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of AGI Inc (the “Company”) as at September 30, 2026, which comprise the interim consolidated statement of financial position as at September 30, 2026 and the related interim consolidated statements of profit or loss and of comprehensive income for the three and nine-month periods then ended, changes in equity and cash flows for the nine months period then ended and explanatory notes.

Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young Auditores Independentes S/S Ltda.

São Paulo, Brazil

November 11, 2026

Index to Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Consolidated Statement of Financial Position	3
Unaudited Interim Consolidated Statement of Profit or Loss	4
Unaudited Interim Consolidated Statement of Comprehensive Income	5
Unaudited Interim Consolidated Statement of Changes in Equity	6
Unaudited Interim Consolidated Statement of Cash Flows	7
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	8
1. General Information	8
1.1 Initial Public Offering (“IPO”)	10
1.2 Corporate Reorganization and Capital Restructuring	10
2. Basis of preparation	11
3. Summary of significant accounting policies	15
4. Significant accounting judgements, estimates and assumptions	15
5. Cash and Cash Equivalents	15
6. Financial Instruments	16
6.1 Financial assets measured at fair value through profit or loss (FVTPL)	16
6.2 Financial Assets Measured at Amortized Cost	18
6.3 Allowance for Expected Credit Losses expense in the income statement	20
6.4 Financial Liabilities Measured at Amortized Cost	23
6.5 Financial Instruments Measured at fair value through profit or loss - Derivative Financial Instruments – Hedge	24
7. Income Taxes, Social Contribution and Other Taxes	29
8. Property and Equipment	30
9. Intangible Assets	31
10. Leases	31
11. Other Assets	32
12. Provision for contingencies	33
13. Other Liabilities	34
14. Obligations related to credit assignments	34
15. Equity	35
16. Net Interest Income	39
17. Operating Expenses and other Revenues	39
18. Other income (expenses), net	40
19. Related parties	40
20. Non-cash items	42
21. Sensitivity analysis	42
22. Capital Management	44
23. Risk Management and Financial Instruments	46

Unaudited Interim Consolidated Statement of Financial Position

As of September 30, 2026 and December 31, 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Assets	Note	September 30, 2026	December 31, 2025
Cash and balances with banks	5	462,048	327,293
Financial assets		50,659,164	44,360,860
At fair value through profit or loss	6.1	4,391,425	3,102,639
At amortized cost	6.2	46,267,739	41,258,221
Securities		4,000,995	2,474,971
Debentures		5,649,861	5,681,078
Compulsory deposits with the Brazilian Central Bank		-	660,772
Loans to customers		38,761,071	34,855,041
(-) Allowance for expected credit loss	6.3	(2,144,188)	(2,413,641)
Deferred tax assets	7	1,505,293	1,447,319
Property and equipment	8	103,669	92,413
Intangible assets	9	224,447	182,205
Right-of-use assets	10	190,959	211,697
Other assets	11	1,433,621	1,115,565

Total assets		54,579,201	47,737,352

Liabilities
Financial Liabilities		35,240,933	31,972,935
At fair value through profit or loss	6.5	526,072	115,077
At amortized cost	6.4	34,714,861	31,857,858
Demand deposits and Time deposits		19,109,915	20,850,682
Funds from acceptances and issuance of securities		6,706,548	6,170,529
Loans and borrowing		2,697,763	747,088
Debt issued and other borrowed funds		780,192	759,339
Repurchase agreements		1,725,000	-
Debentures (from Repurchase Agreements)		3,619,930	3,251,446
Interbank Transactions		75,209	78,774
Other unitholders		304	-
Provision for contingencies	12	338,528	310,343
Other liabilities	13	912,249	1,251,967
Obligations related to credit assignments	14	12,641,034	10,397,345
Lease liabilities	10	228,138	248,280
Deferred tax liabilities	7	158,829	382,874

Total liabilities		49,519,711	44,563,744

Equity
Share capital		40	2,622,165
Share Premium reserve		3,910,989	-
Treasury shares		(32,907)	(1,297)
Reserves		519,200	544,194
Retained earnings		662,793	11,825
Other comprehensive income		(625)	(3,279)

Total equity	15	5,059,490	3,173,608

Total liabilities and equity		54,579,201	47,737,352

3

Unaudited Interim Consolidated Statement of Profit or Loss

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

		Three-month period ended		Nine-month period ended
	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Interest income using the effective interest method	16	2,924,688	2,529,487	8,464,892	6,810,680
Interest expense using the effective interest method	16	(1,653,725)	(1,414,497)	(5,015,601)	(3,495,903)
Net interest income		1,270,963	1,114,990	3,449,291	3,314,777
Gain on financial assets at fair value through profit or loss		47,508	82,847	438,589	214,645
Commissions, banking fees and other revenues from services	17.a	244,067	188,045	480,334	710,460
Operating income		1,562,538	1,385,882	4,368,214	4,239,882

(-) Expected credit losses	6.3	(614,134)	(443,050)	(1,675,325)	(1,155,982)
Personnel expenses	17.c	(116,780)	(141,377)	(338,875)	(372,865)
Selling, general and administrative expenses	17.b	(466,566)	(390,495)	(1,318,524)	(1,039,288)
Tax expenses	17.d	(125,396)	(121,731)	(346,339)	(387,945)
Depreciation and amortization		(57,613)	(51,325)	(169,091)	(146,710)
Operating expenses		(1,380,489)	(1,147,978)	(3,848,154)	(3,102,790)

Net operating income		182,049	237,904	520,060	1,137,092

Other income (expenses), net	18	5,115	(18,641)	(1,848)	(39,141)
Income before income tax and social contribution		187,164	219,263	518,212	1,097,951
Current income tax and social contribution	7	(64,138)	(178,499)	(159,355)	(471,350)
Deferred income tax and social contribution	7	152,956	169,757	303,936	204,325
Net income for the period		275,982	210,521	662,793	830,926
Attributable to the owners of the parent		275,982	209,416	662,793	822,146
Attributable to non-controlling interests		-	1,105	-	8,780

Basic and diluted earnings per share – R$
Common shares	15	1.55	1.48	4.35	6.20

4

Unaudited Interim Consolidated Statement of Comprehensive Income

For three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Three-month period ended		Nine-month period ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income for the period	275,982	210,521	662,793	830,926
Items that may be reclassified to profit or loss	220	2,659	2,654	(52,952)
Fair value changes in cash flow hedges	399	4,834	4,825	(96,277)
(-) Tax effect	(179)	(2,175)	(2,171)	43,325
Subtotal	220	2,659	2,654	(52,952)
Total comprehensive income	276,202	213,180	665,447	777,974
Comprehensive income attributable to the equity owners of the parent.	276,202	212,075	665,447	769,194
Comprehensive income attributable to non-controlling interests	-	1,105	-	8,780

5

Unaudited Interim Consolidated Statement of Changes in Equity

For the nine-month period ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Share capital	Share Premium Reserve	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity
Balances as of December 31, 2024	1,673,000	-	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714
Net income for the period	-	-	-	-	822,146	-	822,146	8,780	830,926
Cash flow hedge, net	-	-	-	-	-	(52,952)	(52,952)	-	(52,952)
Capital increase	20,000	-	-	380,000	(400,000)	-	-	-	-
Change in non-controlling interest	-	-	-	-	124,959	-	124,959	(124,959)	-
Usufruct dividends	-	-	-	-	(168,617)	-	(168,617)	-	(168,617)
Treasury shares	-	-	1,157	(344)	-	-	813	-	813
Balances as of September 30, 2025	1,693,000	-	-	967,326	431,214	(3,100)	3,088,440	(1,556)	3,086,884

Balances as of December 31, 2025	2,622,165	-	(1,297)	544,194	11,825	(3,279)	3,173,608	-	3,173,608
Capital restructuring	(2,622,130)	2,829,584	1,297	(24,994)	(11,825)	-	171,932	-	171,932
Issuance of common shares – Series A	5	1,239,643	-	-	-	-	1,239,648	-	1,239,648
Transactions costs from IPO	-	(165,585)	-	-	-	-	(165,585)	-	(165,585)
Partnership program exercised (note 19b)	-	7,347	-	-	-	-	7,347	-	7,347
Net income for the period	-	-	-	-	662,793	-	662,793	-	662,793
Cash flow hedge, net	-	-	-	-	-	2,654	2,654	-	2,654
Purchase of Treasury shares	-	-	(32,907)	-	-	-	(32,907)	-	(32,907)
Balances as of September 30, 2026	40	3,910,989	(32,907)	519,200	662,793	(625)	5,059,490	-	5,059,490

6

Unaudited Interim Consolidated Statement of Cash Flows

For the nine-month period ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	September 30, 2026	September 30, 2025 (Restated)
Net income	662,793	830,926
Expected credit losses	1,675,325	1,155,982
Depreciation and amortization	169,091	146,710
Provision for contingencies	215,103	227,995
Deferred income tax and social contribution	(303,936)	(204,325)
Interest on leases	24,027	23,779
Results on disposal of property and equipment and intangible assets	15,936	10,267
Interest expense on loans and borrowings	67,771	50,365
Effect of changes in exchange rates on loans and borrowings	(53,686)	(62,881)
Effect of changes in exchange rates on cash and cash equivalents	2,065	11,884

Net changes in operating assets and liabilities
(Increase)/decrease in:
Financial assets measured at fair value through other comprehensive income	-	14,394
Financial assets measured at fair value through profit or loss	(836,831)	(231,189)
Financial assets measured at amortized cost	(7,211,037)	(16,486,940)
Other assets	(72,093)	(399,509)

Increase/(decrease) in:
Demand deposits	305,001	39,861
Debt issued, other borrowed funds, debentures and other financial liabilities	385,772	3,100,299
Other liabilities	(103,524)	715,998
Obligations related to credit assignments	2,243,689	5,826,305
Provisions for contingencies	(186,918)	(141,325)
Time customer deposits	(2,045,769)	2,453,907
Repurchase agreements	1,725,000	-
Funds from acceptances and issuance of securities	536,019	2,502,659
Derivative instruments	(54,096)	248,341
Income tax and social contribution paid	(418,864)	(318,043)

Net cash flows (used in) operating activities	(3,259,162)	(484,540)

Investment activities
Purchase of property and equipment	(44,783)	(34,433)
Purchase of intangible assets	(145,346)	(88,730)
Net cash (used in) investing activities	(190,129)	(123,163)

Financing Activities
Issuance of shares under IPO	1,239,643	-
Transactions costs from IPO	(110,420)	-
Purchase of treasury shares	(26,997)	-
Loan proceeds	2,277,519	440,625
Payment of borrowings	(204,826)	(228,185)
Interest in borrowings paid	(42,967)	(13,037)
Payment of lease liabilities	(71,827)	(63,397)
Payment of usufruct dividends	-	(151,487)

Net cash flows provided by (used in) financing activities	3,060,125	(15,481)

Decrease in cash and cash equivalents	(389,166)	(623,184)
Effect of changes in Exchange rates on cash and cash equivalents	(2,065)	(11,884)

Cash and cash equivalents at the beginning of the period	853,279	1,405,410
Cash and cash equivalents at the end of the period	462,048	770,342
Increase / (decrease) in cash and cash equivalents	(391,231)	(635,068)

Additional information on operational cash flows from interest and dividends
Interest paid	(2,756,723)	(1,464,486)
Interest received	6,783,096	5,633,012

7

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	General Information

AGI Inc (the “Company” or “Group”, when taken together with its subsidiaries) is a Cayman Islands holding company, incorporated on September 2, 2021. On February 11, 2026, as part of a corporate reorganization carried out in connection with the Company’s international listing process, the shares of Agi Financial Holding S.A. were contributed to AGI Inc, which became the direct controlling shareholder of Agi Financial Holding S.A. On September 1, 2026, following an internal corporate reorganization, AGI Uruguay S.A.S., a wholly owned subsidiary of AGI Inc, became the direct controlling shareholder of Agi Financial Holding S.A. AGI Inc remained the ultimate controlling company of the Group. Further information on the corporate reorganization is presented in Note 1.2. Agi Financial Holding S.A., continues to hold 100% of the shares of Banco Agibank S.A.

The Group aims to provide a broad financial services platform, including personal credit, payroll loans, credit card and payroll credit card operations, as well as demand and time deposits, investments, insurance, among others.

The issuance of these financial statements was authorized by the Executive Board on November 11, 2026.

(a)	Banco Agibank S.A. (“Bank”):

The Company’s indirectly held subsidiary, Banco Agibank S.A. ("Agibank" or the "Bank") was established following the transfer of control of Banco Gerador S.A. from its former shareholders to its then-parent company, Agipar Holding S.A., under a purchase and sale agreement and other covenants signed on May 2, 2016. The transaction was approved by the Central Bank of Brazil (BACEN), along with the Bank’s business continuity plan, on July 26, 2016.

On August 16, 2016, Banco Gerador S.A. was renamed Banco Agiplan S.A. Subsequently, on January 10, 2018, the name was changed to Banco Agibank S.A., with BACEN’s approval granted on January 24, 2018.

Agibank operates as a commercial bank, offering personal credit, payroll loans, credit cards, and payroll credit cards, as well as raising demand and time deposits. Since April 5, 2021, the Bank’s headquarters are located   at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building 12 E-1, Industrial District, Campinas, São Paulo.

(b)	Agibank Management Ltd. “Agi Asset”:

In March 2026, Agibank launched Agibank Asset Management Ltd. (“Agi Asset”), a new business vertical focused on asset management and private credit products. The initiative marks the beginning of the Bank’s expansion into wholesale banking activities, leveraging its credit expertise to structure Fundo de Investimento em Direitos Creditórios (FIDCs) and to facilitate companies’ access to the capital markets.

(c)	Fundo de investimentos em Direitos Creditórios Agibank II “FIDC II”:

On April 22, 2026, Class A Quotas of the Fundo de Investimento em Fundos de Investimentos em Direitos Creditórios Agibank II ("FIDC") began to be consolidated. The Group holds 100% of the subordinated quotas of the FIDC, which absorb first losses and are entitled to the residual returns of the fund, thereby exposing the Group to substantially all variable returns generated by the underlying credit portfolio and supporting the conclusion that the Group retains substantially all risks and rewards associated with its operations.

8

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d) Agibank Crédito Privado Fundo de Investimento Financeiro Multimercado “Agibank FIFM”:

On March 16, 2026, the Agibank Crédito Privado Fundo de Investimento Financeiro Multimercado “Agibank FIFM” was established as an open-ended multimarket investment fund. The fund has an indefinite term, a single-class structure with subclasses, and is intended for qualified investors. The Group holds 100% of the fund's shares, which exposes it to substantially all variable returns generated by the fund's portfolio, supporting the conclusion that the Group retains substantially all risks and rewards associated with its operations and, accordingly, the Agibank FIFM is consolidated in the Group's financial statements.

(e) Agibank Seleção FIC FIDC – Responsabilidade Limitada “FIC FIDC”:

On June 22, 2026, Agibank Seleção FIC FIDC – Responsabilidade Limitada (“FIC FIDC”) was established as an open-ended fund of investment in credit rights investment funds (FIC FIDC). The fund is consolidated by the Group for financial reporting purposes.

The fund has an indefinite term, a single-class structure, and is intended for qualified investors. Its investment objective is to provide capital appreciation primarily through investments in quotas of credit rights investment funds (FIDCs), in accordance with the investment limits and eligibility criteria established in its regulations.

(f) Fundo de investimentos em Direitos Creditórios Agibank III Responsabilidade Limitada “FIDC III”:

On September 29, 2026, Class A Quotas of the Fundo de Investimento em Direitos Creditórios Agibank III ("FIDC III") began to be consolidated. The Group holds 100% of the subordinated quotas of the FIDC, which absorb first losses and are entitled to the residual returns of the fund, thereby exposing the Group to substantially all variable returns generated by the underlying credit portfolio and supporting the conclusion that the Group retains substantially all risks and rewards associated with its operations.

(g) AGI Uruguay S.A.S.

On September 1, 2026, AGI Uruguay S.A.S. was incorporated as a wholly owned subsidiary of AGI Inc. On the same date, it became the direct controlling shareholder of Agi Financial Holding S.A. as a result of the internal corporate reorganization described in Note 1.2.

9

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.1	Initial Public Offering (“IPO”)

On February 2026, AGI Inc completed its Initial Public Offering (IPO). A total of 20,000,000 Class A common shares were offered by the Company.

The initial public offering price was US$12.00 per Class A common share, for gross proceeds of US$240.0 million. The Company received net proceeds of US$ 226.7 million (or R$ 1,239.6 million), after deducting US$ 13.3 million (or R$ 68.7 million) in underwriting discounts and commissions and US$ 11.3 million (or R$ 58.7 million) of other offering expenses. On the three-month period ended June 30, 2026, the Company deducted US$ 7.4 million (or R$ 38.2 million) of other offering expenses.

The Class A common shares were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-292720), which was declared effective by the Securities and Exchange Commission in February 2026. The common shares have been traded on the New York Stock Exchange (NYSE) since February 11, 2026, under the symbol "AGBK".

In connection with the corporate reorganization completed on February 11, 2026, the financial statements of AGI Inc were prepared using the predecessor basis of accounting.

1.2	Corporate Reorganization and Capital Restructuring

In connection with the corporate reorganization completed on February 11, 2026, in which AGI Inc became the direct controlling shareholder of Agi Financial Holding S.A., the Group’s equity structure was reorganized to reflect the share capital structure of AGI Inc. As the financial statements are prepared using the predecessor basis of accounting, the historical equity balances of Agi Financial Holding S.A. were reclassified within equity.

As part of this process, the historical share capital of Agi Financial Holding S.A. was adjusted to reflect the par value structure of AGI Inc’s shares. This resulted in a transfer of share capital of R$ 2,622,165. Historical balances of reserves, retained earnings and other comprehensive income of Agi Financial Holding S.A., including retained earnings of R$ 11,825 as of December 31, 2025, were reclassified within equity as part of the new capital structure.

Additionally, treasury shares previously recognized at the level of Agi Financial Holding S.A. were derecognized and replaced by the treasury shares position of AGI Inc, resulting in a net movement of R$ 1,297 in treasury shares. These adjustments represent equity reclassifications associated with the corporate reorganization.

On September 1, 2026, AGI Uruguay S.A.S. was incorporated as a wholly owned subsidiary of AGI Inc. On the same date, AGI Inc contributed its investment in Agi Financial Holding S.A., with a carrying amount of R$2,704,793, to AGI Uruguay S.A.S. as a capital contribution. As a result, AGI Uruguay S.A.S. became the direct controlling shareholder of Agi Financial Holding S.A., while AGI Inc remained the ultimate controlling company of the Group. The transaction represented an internal corporate reorganization among entities under common control and did not result in a change in the Group’s ultimate ownership or control. Accordingly, the transaction had no impact on the Group’s consolidated financial position, results of operations or total equity.

10

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

2.	Basis of preparation

The unaudited interim condensed consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

The preparation of the financial statements, in accordance with IFRS Accounting Standards, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, costs and expenses. Current results could differ from the estimates. The use of judgments or estimates relevant to the financial statements are presented in each note below.

The accounting policies and criteria adopted in the preparation of the interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2026 are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of new standards effective as of January 1, 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

•	Clarifications of the requirements for recognition and derecognition of financial assets and financial liabilities. In particular, a financial liability is derecognized on the ‘settlement date’ and an accounting policy choice is introduced (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date
•	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed
•	Clarifications on what constitutes ‘non-recourse features’ and what are the characteristics of contractually linked instruments. The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The amendments had no impact on the Group’s interim condensed financial statements.

11

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Annual Improvements to IFRS accounting Standards – Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments had no impact on the Group’s interim condensed financial statements.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity, and they:

•	Clarify the application of the ‘own-use’ requirements for in-scope contracts
•	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts
•	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments had no impact on the Group’s interim condensed financial statements.

Corporate reorganization

These condensed and consolidated financial statements have been prepared on a predecessor basis, reflecting the results and financial position of Agi Financial Holding S.A. as if they had always been part of AGI Inc, given that AGI Inc was established solely as a holding company and currently holds 100% of the share capital of Agi Financial Holding S.A. Accordingly, AGI Inc is considered, in substance, a continuation of the existing holding structure for all periods presented.

These interim condensed consolidated financial statements include the following companies, entities included in consolidation:

Subsidiaries	September 30, 2026	December 31, 2025
Banco Agibank S.A.	100.00%	100.00%
Agi Financeira S.A. – Sociedade De Crédito, Financiamento E Investimento	100.00%	100.00%
Agibank Corretora de Seguros Sociedade Simples Ltda.	100.00%	100.00%
Telecontato Call Center e Telemarketing Ltda.	100.00%	100.00%
Hypeflame Tecnologia e Big Data Ltda.	100.00%	100.00%
Soldi Promotora de Vendas Ltda.	100.00%	100.00%
Promil Promotora de Vendas Ltda.	100.00%	100.00%
Agiplan Serviços de Cobrança Ltda.	100.00%	100.00%
Neo Núcleo de Excelência Operacional Ltda.	100.00%	100.00%
Agi Marketplace Ltda.	100.00%	100.00%
A House Agência de Publicidade Ltda.	100.00%	100.00%
Agi Corretora de Seguros Digital Ltda.	100.00%	100.00%
Agi Financial Holding S.A.	100.00%	2.68%
Fundo de Investimento em Direitos Creditórios Agibank I (“FIDC”) (1)	15.45%	15.45%
Agibank Asset Management Ltda.	100.00%	100.00%
Agibank Crédito Privado Fundo de Investimento Financeiro Multimercado (“Agibank FIFM”)	100.00%	-
Fundo de Investimento em Direitos Creditórios Agibank II (“FIDC II”) (1)	15.22%	-
Agibank Seleção FIC FIDC – Responsabilidade Limitada (“FIC FIDC”)	98.84%	-
AGI Uruguay S.A.S	100.00%	-
Fundo de investimentos em Direitos Creditórios Agibank III Responsabilidade Limitada “FIDC III”	100.00%	-
(1)	Refers to entities over which the Group has control.

12

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

In the interim condensed consolidation process, all balances and transactions among the entities under common control, including intercompany transactions and balances of their respective subsidiaries, have been eliminated to present a single set of financial statements as if they were a single economic entity.

During the nine-month period ended September 30, 2026, the Group began to consolidate Agibank Crédito Privado Fundo de Investimento Financeiro Multimercado (“Agibank FIFM”), Fundo de Investimento em Direitos Creditórios Agibank II (“FIDC II”), Agibank Seleção FIC FIDC – Responsabilidade Limitada (“FIC FIDC”), AGI Uruguay S.A.S. and Fundo de Investimento em Direitos Creditórios Agibank III – Responsabilidade Limitada (“FIDC III”), from the respective dates on which the Group obtained control of each entity. Accordingly, the assets, liabilities, equity, income, expenses and cash flows of these entities have been included in the interim condensed consolidated financial statements from their respective consolidation dates. Intercompany balances and transactions, including income and expenses arising from transactions among consolidated entities, have been eliminated in the consolidation process.

(a)	Functional and presentation currency

The financial statements are presented in thousands of Brazilian reais (R$ - BRL), rounded to the nearest thousand, which is the Group’s functional currency.

(b)	Segment Reporting

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. The Bank provides a standardized set of financial products and services exclusively to individuals, mainly focused on credit, including digital accounts, cards, payroll and personal loans, and insurance offered through partners.

All products present similar economic characteristics, are directed to the same type of customer, use integrated distribution channels, and operate under the same regulatory environment. Consequently, the Bank does not manage its activities by business lines, customer categories, products, regions or any other segmentation for purposes of resource allocation or performance assessment.

Accordingly, operating results are monitored and presented to the Chief Operating Decision Maker on a consolidated basis.

No single customer contributed 10% or more to the Group condensed or consolidated revenue for the period ended September 30, 2026 and 2025.

Most of the Group’s assets are located in Brazil and all of the Group’s revenue is derived from customers located in Brazil.

13

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

2.1 Restatement of Comparative Information

The Company has revised the presentation and corrected errors in the certain line items in its consolidated cash flow statements as of September 30, 2025, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

Consolidated Statement of Cash Flows

	September 30, 2025
	Original	Adjustments	Restated
Net income	831,697	(771)(a)	830,926
Expected credit losses	(1,155,982)	2,311,964	1,155,982
Deferred income tax and social contribution	267,025	(471,350)	(204,325)
Interest expense on loans and borrowings	18,890	31,475	50,365
Effect of changes in exchange on loans and borrowings	(44,181)	(18,700)	(62,881)
Effect of changes in exchange rates on cash and cash equivalents	-	11,884	11,884

Net changes in operating assets and liabilities
(Increase)/decrease in:
Financial assets measured at amortized cost	(13,854,991)	(2,631,949)	(16,486,940)
Other assets	(719,492)	319,983	(399,509)

Increase/(decrease) in:
Debt issued, other borrowed funds, debentures and other financial liabilities	(13,221)	3,113,520	3,100,299
Other liabilities	3,357,395	(2,641,397)	715,998
Derivative instruments	246,425	1,916	248,341

Net cash flows (used in) operating activities	(511,115)	26,575	(484,540)

Net cash (used in) investing activities	(123,163)	-	(123,163)

Financing Activities
Loan proceeds	436,131	4,494	440,625
Payment of borrowings	(222,037)	(6,148)	(228,185)
Interest on borrowings paid	-	(13,037)	(13,037)

Net cash flows from provided by financing activities	(790)	(14,691)	(15,481)

Increase/(Decrease) in cash and cash equivalents	(635,068)	11,884	(623,184)
Effect of changes in Exchange rates on cash and cash equivalents	-	(11,884)	(11,884)

Cash and cash equivalents at the beginning of the period	1,405,410	-	1,405,410
Cash and cash equivalents at the end of the period	770,342	-	770,342
Increase / (decrease) in cash and cash equivalents	(635,068)	-	(635,068)

Additional information on operational cash flows from interest and dividends
Interest paid	-	(1,464,486)	(1,464,486)
Interest received	-	5,633,012	5,633,012

(a) Reflects the net income of Agi Inc., consistent with the reporting entity and predecessor basis of accounting described in Note 1.2. The previously issued comparative information reflected Agi Financial Holding.

In addition, the following notes of the financial statements are revised: Note: 16. Net Interest Income - the classification of interest expense on financial bills issued, previously presented within Contributions to the Credit Guarantee Fund and Note 17. (d) Operating Expenses and other Revenues - the captions of Tax on Services (ISS) and Other tax expenses.

14

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.	Summary of significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

4.	Significant accounting judgements, estimates and assumptions

The significant accounting judgements and estimates adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the change in accounting estimate described below.

In March 2026, the Company revised the delinquency horizon used in its write-off assessment for certain credit portfolios, reducing the threshold from 360 days to 270 days past due. The revision was supported by internal studies demonstrating a better alignment with the observed behavior of the portfolio, the renewal cycles of the underlying transactions, and the Institution's credit risk management practices.

5.	Cash and Cash Equivalents

Comprise cash at banks and on hand in national or foreign currency, and investments in interbank deposits, whose maturity of operations on the effective date of investment is equal to or less than 90 days and present an insignificant risk of change in fair value, being used for managing short-term commitments.

	As of
	September 30, 2026	December 31, 2025
Cash and balances with banks in local currency	461,324	326,592
Cash and balances with banks in foreign currency	724	701
Total cash and balances with banks	462,048	327,293

Interbank investments (1)	-	525,986
Total cash and cash equivalents	462,048	853,279
(1)	Highly liquid investments with a maturity equal to or less than 90 days readily convertible into a known amount of cash and subject to an insignificant risk of changes in fair value (see note 6.2).

15

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.	Financial Instruments

6.1	Financial assets measured at fair value through profit or loss (FVTPL)

Breakdown of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of,
	September 30, 2026	December 31, 2025
Derivatives	702,537	250,582
Investments fund quotas(1)	28,199	13,987
Investment securities - Letters of Credits (LF)	52,345	210,891
Investment securities - National Treasury Bills (LTN)	1,605,340	646,754
Investment securities - Financial Treasury Bills (LFT)	1,886,502	1,722,314
Investment securities - National Treasury Notes (NTN)	-	139,335
Mexican government securities – CETES	116,932	119,384
(-) Adjustments of hedge items – CETES (Note 6.5.d)	(430)	(608)
Total	4,391,425	3,102,639

(1) Refers substantially to amounts invested in the investment fund, remunerated at the DI rate (the Brazilian interbank deposit rate), where the Group holds participation units. The underlying assets of the fund comprise public and private securities and repurchase agreements with high liquidity (Level 1).

Fair Value of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of September 30, 2026
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	702,537	-	702,537
Investments fund quotas	28,199	-	-	28,199
Investment securities - Financial Bills (LF)	52,345	-	-	52,345
Investment securities - National Treasury Bills (LTN)	1,605,340	-	-	1,605,340
Investment securities - Financial Treasury Bills (LFT)	1,886,502	-	-	1,886,502
Mexican government securities – CETES, net of adjustments of hedge instruments	116,502	-	-	116,502
Total	3,688,888	702,537	-	4,391,425

	As of December 31, 2025
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	250,582	-	250,582
Investments fund quotas	13,987	-	-	13,987
Investment securities - Financial Bills (LF)	210,891	-	-	210,891
Investment securities - National Treasury Bills (LTN)	646,754	-	-	646,754
Investment securities - Financial Treasury Bills (LFT)	1,722,314	-	-	1,722,314
Investment securities - National Treasury Notes (NTN)	139,335	-	-	139,335
Mexican government securities – CETES, net of adjustments of hedge items	118,776	-	-	118,776
Total	2,852,057	250,582	-	3,102,639

16

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of September 30, 2026
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	702,537	-	-	-	702,537
Investments fund quotas	28,199	-	-	-	28,199
Investment securities - Financial Bills (LF)	51,005	1,340	-	-	52,345
Investment securities - National Treasury Bills (LTN)	-	1,506,959	98,381	-	1,605,340
Investment securities - Financial Treasury Bills (LFT)	13,271	247,310	202,855	1,423,066	1,886,502
Mexican government securities – CETES, net of adjustments of Hedge items	116,502	-	-	-	116,502
Total	911,514	1,755,609	301,236	1,423,066	4,391,425

	As of December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	250,582	-	-	-	250,582
Investments fund quotas	13,987	-	-	-	13,987
Investment securities - Financial Bills (LF)	38,742	172,149	-	-	210,891
Investment securities - National Treasury Bills (LTN)	-	-	646,754	-	646,754
Investment securities - Financial Treasury Bills (LFT)	-	186,660	1,535,654	-	1,722,314
Investment securities - National Treasury Notes (NTN)	-	-	-	139,335	139,335
Mexican government securities – CETES, net of adjustments of Hedge items	-	118,776	-	-	118,776
Total	303,311	477,585	2,182,408	139,335	3,102,639

17

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.2	Financial Assets Measured at Amortized Cost

Breakdown of Financial Assets at Amortized Cost

	As of
	September 30, 2026	December 31, 2025
Held to collect contractual cash flows
Personal credit	5,529,764	6,073,632
Payroll loans to customers	30,108,578	25,808,985
Payroll credit cards	2,413,702	2,375,184
Credit card	10,288	13,868
Others	71,081	93,449
(-) Allowance for Expected Credit Losses	(2,144,188)	(2,413,641)
Subtotal	35,989,225	31,951,477
Premium paid on the acquisition of credit portfolios	676,461	562,892
(+/-) Adjustment of credit portfolios – hedge object (Note 6.5.d)	(48,803)	(72,969)
Subtotal	36,616,883	32,441,400

Investment securities
Investment securities - National Treasury Notes (NTN)	-	2,413
Investment securities - National Treasury Bills (LTN)	7,671	-
Investment securities - Financial Treasury Bills (LFT)	3,419	11,311
Investments - Bearer Note(1)	217,261	-
Official Credit (ICO) – Spanish Government	722,316	1,511,389
(-) Adjustment of hedge items - Official Credit (ICO) – Spanish Government (Note 6.5.d)	(7,382)	(112)
Debentures	1,261,909	1,739,571
Subtotal	2,205,194	3,264,572

Interfinancial Investments
Investment securities - National Treasury Notes (LTN) – Note 5	-	256,000
Investment securities - Financial Treasury Bills (LFT) – Note 5	-	269,986
Subtotal	-	525,986

Pledged as collateral
Government Bonds – KDB – Korea Development Bank	-	289,509
Investment securities - Financial Treasury Bills (LFT)	56,490	42,818
Investment securities - National Treasury Notes (NTN)	-	91,657
Official Credit (ICO) – Spanish Government	1,971,654	-
Securities Provided as Collateral – Bearer Note	1,029,566	-
Subtotal	3,057,710	423,984

Subject to Repurchase Agreements
Debentures	4,387,952	3,941,507
Subtotal	4,387,952	3,941,507

Compulsory deposits with the Brazilian Central Bank	-	660,772
Subtotal	-	660,772
Total	46,267,739	41,258,221

1)	An international fixed-income instrument issued in bearer form, representing a debt obligation of the issuer, subject to the contractual terms and conditions governing interest remuneration and maturity

18

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Amortized Cost
Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments measured at amortized cost, other than those with carrying amounts that are reasonable approximations of fair values:

	September 30, 2026
	Carrying Amount	Fair Value
	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investments - Bearer Note	217,261	-	217,261	-	217,261
Investment securities - National Treasury Bills (LTN)	7,671	7,671	-	-	7,671
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	714,934	714,934	-	-	714,934
Investment securities – Financial Treasury Bills (LFT)	3,419	3,419	-	-	3,419
Debentures	1,261,909	-	-	1,267,846	1,267,846
Subtotal	2,205,194	726,024	217,261	1,267,846	2,211,131

Pledged of collateral
Investment securities - Financial Treasury Bills (LFT)	56,490	56,536	-	-	56,536
Official Credit (ICO) – Spanish Government	1,971,654	1,971,654	-	-	1,971,654
Securities Provided as Collateral – Bearer Note	1,029,566	-	1,029,566	-	1,029,566
Subtotal	3,057,710	2,028,190	1,029,566	-	3,057,756

Subject to Repurchase Agreements
Debentures	4,387,952	-	4,387,952	-	4,387,952
Subtotal	4,387,952	-	4,387,952	-	4,387,952

Total	9,650,856	2,754,214	5,634,779	1,267,846	9,656,839

	December 31, 2025
	Carrying Amount	Fair Value
	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	2,344	-	-	2,344
Investment securities – Financial Treasury Bills (LFT)	11,311	11,335	-	-	11,335
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	1,511,277	1,511,277	-	-	1,511,277
Debentures	1,739,571	-	-	1,739,571	1,739,571
Subtotal	3,264,572	1,524,956	-	1,739,571	3,264,527

Interfinancial Investments
Investment securities - National Treasury Bills (LTN)	256,000	257,708	-	-	257,708
Investment securities - Financial Treasury Bills (LFT)	269,986	270,989	-	-	270,989
Subtotal	525,986	528,697	-	-	528,697

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	289,509	289,509	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	42,818	42,818	-	-	42,818
Investment securities - National Treasury Notes (NTN)	91,657	91,657	-	-	91,657
Subtotal	423,984	423,984	-	-	423,984

Subject to Repurchase Agreements
Debentures	3,941,507	-	3,941,507	-	3,941,507
Subtotal	3,941,507	-	3,941,507	-	3,941,507

Compulsory deposits with the Brazilian Central Bank	660,772	660,772	-	-	660,772
Subtotal	660,772	660,772	-	-	660,772
Total	8,816,821	3,138,409	3,941,507	1,739,571	8,819,487

Financial instruments classified in Level 3 of the fair value hierarchy are measured using valuation models that rely on significant unobservable inputs, primarily because there is no active market or sufficient observable transaction data available. The primary valuation technique applied is the discounted cash flow method, under which projected cash flows are discounted at rates that reflect the specific risk characteristics of each instrument, including liquidity premiums and expected loss assumptions. The Group's valuation process is governed by an independent control function that reviews assumptions and model outputs at each reporting date, and significant changes in fair value are analyzed and documented.

19

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Amortized Cost

	September 30, 2026
Product	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Personal credit	3,120,579	2,161,208	166,821	81,156	5,529,764
Payroll loans to customers	4,317,232	8,068,653	7,528,910	10,193,783	30,108,578
Payroll credit card	406,886	776,659	881,008	349,149	2,413,702
Credit card	10,247	41	-	-	10,288
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	2,686,588	-	-	-	2,686,588
Investment securities - Financial Treasury Bills (LFT)	59,909	-	-	-	59,909
Investment securities - National Treasury Bills (LTN)	-	-	7,671	-	7,671
Debentures	-	3,013,214	1,381,397	1,255,250	5,649,861
Investments – Bearer Note	217,261	-	-	-	217,261
Securities Provided as Collateral – Bearer Note	1,029,566	-	-	-	1,029,566
Others	71,081	-	-	-	71,081
Total	11,919,349	14,019,775	9,965,807	11,879,338	47,784,269

	December 31, 2025
Product	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Personal credit	3,200,346	2,568,374	198,904	106,008	6,073,632
Payroll loans to customers	4,117,773	6,490,325	6,778,144	8,422,743	25,808,985
Payroll credit card	322,321	614,738	909,149	528,976	2,375,184
Credit card	13,788	37	32	11	13,868
Investment securities - National Treasury Notes (NTN)	94,070	-	-	-	94,070
Investment securities - National Treasury Bills (LTN)	256,000	-	-	-	256,000
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	1,511,277	-	-	-	1,511,277
Government Bonds – KDB – Korea Development Bank	289,509	-	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	324,115	-	-	-	324,115
Debentures	189,752	-	3,361,772	2,129,554	5,681,078
Compulsory deposits with the Brazilian Central Bank	660,772	-	-	-	660,772
Others	93,442	7	-	-	93,449
Total	11,073,165	9,673,481	11,248,001	11,187,292	43,181,939

Reconciliation of Financial Assets Measured at Amortized Cost

	September 30, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit loans to customers with credit granting characteristics	35,666,616	988,429	1,478,368	38,133,413
Other financial assets at amortized cost	9,650,856	-	-	9,650,856
(-) Allowance for expected credit losses	(542,913)	(379,053)	(1,222,222)	(2,144,188)
Credit limits granted and not used(¹)	(2,743)	(1,124)	(174)	(4,041)
Total	44,771,816	608,252	255,972	45,636,040

(¹) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit loans to customer with credit granting characteristics	31,663,351	1,287,563	1,414,204	34,365,118
Other financial assets at amortized cost	8,816,821	-	-	8,816,821
(-) Allowance for expected credit losses	(650,597)	(552,889)	(1,210,155)	(2,413,641)
Credit limits granted and not used(¹)	(3,067)	(1,086)	(96)	(4,249)
Total	39,826,508	733,588	203,953	40,764,049

(¹) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

6.3	Allowance for Expected Credit Losses expense in the income statement

Allowance for expense credit losses on the Group’s loan portfolio are recognized in the income statement under “Expected Credit Losses.”. The following tables present the breakdown of expected losses by stage and product, as well as the changes in the allowance for the period ended September 30, 2026 and December 31, 2025.

20

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(a)	Breakdown of allowance for expected credit losses by classification of financial assets

	September 30, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans to customers	99,447	126,325	528,345	754,117
Payroll loans to customers	383,658	199,762	604,035	1,187,455
Payroll credit card loans to customers	56,892	48,781	84,784	190,457
Credit card loans to customers	2,916	4,185	5,058	12,159
Subtotal	542,913	379,053	1,222,222	2,144,188
Credit limits granted and not used (1)	2,743	1,124	174	4,041
Total	545,656	380,177	1,222,396	2,148,229

(¹) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans to customers	191,616	290,052	522,897	1,004,565
Payroll loans to customers	401,157	236,888	627,993	1,266,038
Payroll credit card loans to customers	52,687	19,914	54,186	126,787
Credit card loans to customers	5,137	6,035	5,079	16,251
Subtotal	650,597	552,889	1,210,155	2,413,641
Credit limits granted and not used (1)	3,067	1,086	96	4,249
Total	653,664	553,975	1,210,251	2,417,890

(¹) Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

(b)	Changes in the balances of provisions for expected credit losses of financial assets measured at amortized cost

	September 30, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2025	653,664	553,975	1,210,251	2,417,890
Changes in stages:
Stage 1 to Stage 2	(9,858)	9,858	-	-
Stage 1 to Stage 3	(27,774)	-	27,774	-
Stage 2 to Stage 3	-	(68,447)	68,447	-
Stage 2 to Stage 1	51,434	(51,434)		-
Stage 3 to Stage 2	-	7,089	(7,089)	-
Stage 3 to Stage 1	14,633	-	(14,633)	-
Changes in PDs, LGDs, EADs (1)	(136,443)	(70,864)	1,882,632	1,675,325
Decrease due to write-offs	-	-	(2,049,857)	(2,049,857)
Increase due to recoveries	-	-	104,871	104,871
Net write-off	-	-	(1,944,986)	(1,944,986)
Balance of the period	545,656	380,177	1,222,396	2,148,229

(1) Changes in PDs, LGDs and EADs are recognized in profit or loss for the period.

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2024	585,815	270,553	771,758	1,628,126
Changes in stages:
Stage 1 to Stage 2	(11,370)	11,370	-	-
Stage 1 to Stage 3	(23,429)	-	23,429	-
Stage 2 to Stage 3	-	(17,069)	17,069	-
Stage 2 to Stage 1	30,072	(30,072)	-	-
Stage 3 to Stage 2	-	2,745	(2,745)	-
Stage 3 to Stage 1	9,384	-	(9,384)	-
Changes in PDs, LGDs, EADs (1)	63,192	316,448	1,320,852	1,700,492
Decrease due to write-offs	-	-	(1,047,255)	(1,047,255)
Increase due to recoveries	-	-	136,527	136,527
Net write-off	-	-	(910,728)	(910,728)
Balance of the period	653,664	553,975	1,210,251	2,417,890

(1) Changes in PDs, LGDs and EADs are recognized in profit or loss for the period..

21

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Acquisition of Loan Portfolio

The Bank has credit assignment agreements with retention of all risks and rewards with a financial institution, in which the Bank acts as the purchaser and the counterparty as the seller.

As of September 30, 2026, the balance of the acquired loan portfolio amounted to R$ 5,834,143 (R$ 5,420,480 as of December 31, 2025), and the premium paid on the acquisition of the loan portfolio, net of amortization for the period, amounted to R$ 676,461 (R$ 562,892 as of December 31, 2025), as disclosed in Note 6.2.

Credit Assignments – with substantial retention of risks and benefits.

For the period ended September 30, 2026, the Group entered into credit assignment transactions involving payroll-deducted loan receivables, classified as transactions with substantial retention of risks and rewards, with Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros and Opea – Companhia Securitizadora de Créditos Financeiros Agibank (each, an unrelated party), as well as with Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada, Fundo de Investimentos em Direitos Creditórios Agibank II and Fundo de Investimentos em Direitos Creditórios Agibank III – Responsabilidade Limitada, an   entities controlled and consolidated by the Group. Credit assignment transactions are classified as involving substantial retention of risks and benefits when the assigning institution retains a contractual co-obligation or holds subordinated interests in securitization vehicles. The transferred assets primarily comprise payroll-deducted loan receivables originated by the Bank, with fixed contractual cash flows and defined maturities. Under these circumstances, the assigned receivables continue to be recognized as assets by the Group, as the Group retains substantially all of the risks and rewards associated with the transferred assets, including credit risk (borrower default), prepayment risk, and variability of contractual cash flows, either through contractual co-obligation arrangements or through the holding of subordinated interests that absorb first losses.

The funds received in connection with the credit assignment transactions are recognized together with the corresponding financial liabilities, which represent the contractual obligation to repay the funding obtained and are economically linked to the cash flows generated by the transferred receivables. Income and expenses related to the assigned receivables are recognized in profit or loss over the remaining term of the transactions.

The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions on use, such that they are not available for unrestricted sale or re-pledging by the Group.

As the Group continues to fully recognize the transferred receivables, the amounts presented below correspond to the carrying amounts of the transferred assets and the associated liabilities recognized in the consolidated statement of financial position as of September 30, 2026.

	As of September 30, 2026
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	7,913,003	8,113,373
Obligations related to assignment – FIDC I	2,320,738	2,012,371
Obligations related to assignment – FIDC II	2,831,723	2,515,290
Obligations related to assignment – FIDC III	376,488	-
Total	13,441,952	12,641,034

22

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	As of December 31, 2025
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	8,365,977	8,383,515
Obligations related to assignment – FIDC I	2,395,947	2,013,830
Total	10,761,924	10,397,345

The counterparties to the associated liabilities do not have recourse exclusively to the transferred assets. The Group continues to fully recognize all the transferred receivables.

(c)	Contracts Liabilities as Collateral

As of September 30, 2026, loans to customers totaling R$ 3,192,378 (R$3,693,820 as of December 31, 2025) were pledged as collateral under Special Guaranteed Time Deposits (DPGE II) (Note 6.4 – Time Deposits) with the Credit Guarantee Fund (FGC – Fundo Garantidor de Crédito). On the same date, loans to customers amounting to R$ 547,420 (R$ 530,514 as of December 31, 2025) were pledged as collateral under the loan agreement with an investment commitment entered into with the International Finance Corporation (IFC), referred to as the Social Financing Loan (Note 6.4 – Loans and borrowing).

6.4	Financial Liabilities Measured at Amortized Cost

The balances of time deposits are primarily composed of Certificates of Bank Deposit (CDB), Time Deposits with Special Guarantee from the FGC (DPGEII), and Interbank Deposit Certificates (CDI), indexed to both fixed and floating interest rates.

Investment securities comprise funds received from the issuance of mortgage, real estate, and credit backed debt instruments, indexed to fixed and floating interest rates.

Funds from acceptances and issuance of securities comprise Letters of Credit (LF), Subordinated Letters of Credit (LFS) and Public Letters of Credit (LFP) issued by the Group. These are funding instruments and do not represent standby or documentary letters of credit as used in international banking practice. Upon issuance, the Group receives cash from investors and becomes contractually obligated to repay principal and interest at maturity. Accordingly, the Group recognizes a financial liability for the amount of proceeds received, which is subsequently measured at amortized cost using the effective interest method, in accordance with IFRS 9.

No fees or revenue are generated from the issuance of these instruments. The only income or expense associated with these liabilities corresponds to the interest expense recognized through the effective interest rate method.

Fixed interest rates range from 7.28% to 17.57% per year, and floating interest rates range from (i) 97.25% to 124.40% of the CDI, (ii) IPCA + 0.75% to 9.60% per year, and (iii) CDI + 0.04% to 4% per year. The debt instruments eligible for capital refer to the Subordinated Letters of Credit (LFS) with a return of CDI + 2.85% to 4% and fixed rates ranging from 16.43% to 17.57% per year.

23

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown of Financial Liabilities at Amortized Cost

	As of
	September 30, 2026	December 31, 2025
Demand deposits	650,802	345,801
Time deposits	18,441,353	20,506,798
(+/-) Adjustments of hedge items – Time deposits (Note 6.5.d)	17,760	(1,917)
Loans and borrowing	2,711,462	667,652
(-) Adjustments of hedge items – Loans and borrowing (Note 6.5.d)	(13,699)	(563)
Loan from Related Party – Testa Ventures(2)	-	79,999
Funds from acceptances and issuance of securities(1)	6,706,548	6,170,529
Debt issued and other borrowed funds	780,192	759,339
Repurchase agreements (3)	1,725,000	-
Debentures (from Repurchase Agreements)	3,619,930	3,251,446
Interbank transactions	75,209	78,774
Other unitholders	304	-
Total	34,714,861	31,857,858
(1)	The item "Funds from acceptances and issuance of securities" refers to obligations arising from the issuance of Letters of Credit (Letras Financeiras), which are long-term fixed-income securities widely used for funding by Brazilian financial institutions.
(2)	As part of the corporate restructuring implemented in connection with the Company’s initial public offering (IPO), this amount of the related party loan was fully capitalized into the Company’s share capital on the IPO date.
(3)	The balance relates to sale and repurchase agreements, under which securities sold are contractually repurchased at a future date.

Maturity of Financial Liabilities at Amortized Cost

	September 30, 2026
	Without contractual maturity	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Demand deposits	650,802	-	-	-	-	650,802
Time customer deposits, net of adjustments of hedge items	-	10,733,887	6,959,515	688,641	77,070	18,459,113
Loans and borrowing, net of adjustments of hedge items	-	1,889,954	642,575	165,234	-	2,697,763
Funds from acceptances and issuance of securities	-	3,995,237	2,711,311	-	-	6,706,548
Debt issued and other borrowed funds	-	-	442,311	237,791	100,090	780,192
Repurchase agreements	-	1,725,000	-	-	-	1,725,000
Debentures (from Repurchase Agreements)	-	-	2,483,059	1,136,871	-	3,619,930
Interbank transactions	-	75,209	-	-	-	75,209
Other unitholders	304	-	-	-	-	304
Total	651,106	18,419,287	13,238,771	2,228,537	177,160	34,714,861

	December 31, 2025
	Without contractual maturity	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Demand deposits	345,801	-	-	-	-	345,801
Time customer deposits, net of adjustments of hedge items	-	8,923,141	10,556,122	1,025,618	-	20,504,881
Loans and borrowing, net of adjustments of hedge items	-	211,902	227,875	227,312	-	667,089
Loan from Related Party – Testa Ventures	-	79,999	-	-	-	79,999
Funds from acceptances and issuance of securities	-	1,879,355	3,954,991	336,183	-	6,170,529
Debt issued and other borrowed funds	-	35,200	28,680	591,087	104,372	759,339
Debentures (from Repurchase Agreements)	-	-	832,392	2,419,054	-	3,251,446
Interbank transactions	-	78,774	-	-	-	78,774
Total	345,801	11,208,371	15,600,060	4,599,254	104,372	31,857,858

6.5	Financial Instruments Measured at fair value through profit or loss - Derivative Financial Instruments – Hedge

Values grouped by asset, maturity ranges, reference value (notional), market value, adjustment and fair value as of September 30, 2026

24

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

As of September 30, 2026, the Group had a protection structure classified as a cash flow hedge, whose hedged item corresponded to floating-rate funding indexed to inflation (IPCA), with swap contracts serving as the hedging instruments.

Any gain or loss on the hedging instrument related to the effective portion of the cash flow hedge is recognized in equity, under other comprehensive income, net of tax effects. Accordingly, the mark-to-market adjustments of the hedging instruments, which were previously recognized in financial result prior to their designation as hedging instruments, are accumulated in equity and reclassified to profit or loss in the same period and accounting line item in which the hedged transaction is recognized. The ineffective portion of the hedge is recognized immediately in profit or loss for the period.

Additionally, as part of its risk management strategy, as of September 30, 2026, the Group had five market risk (fair value) hedge structures and Total Return Swap (TRS) derivative contracts, in which the parties exchange the total economic return of an asset or a portfolio of assets for a periodic cash flow.

i) The hedged item arises from portions of fixed-rate payroll-deductible loans, with swap contracts and One-day Interbank Deposit (DI) futures contracts used as hedging instruments.

ii) The hedged item arises from U.S. dollar and Swiss franc –denominated funding, with a swap contract used as the hedging instrument.

iii) The hedged item arises from fixed-rate and IPCA-indexed floating-rate Bank Deposit Certificates (CDBs) that make up the Company’s liability portfolio, with swap contracts and DI futures contracts used as hedging instruments.

iv) The Bank entered into a hedge accounting transaction with the objective of mitigating foreign exchange variation risks associated with investments in Mexican securities denominated in Mexican pesos (MXN). For this purpose, a Non-Deliverable Forward (NDF) derivative instrument was used, structured to protect against adverse fluctuations in the exchange rate between the Brazilian real (BRL) and the Mexican peso (MXN).

v) Has as its hedged item investments in Spanish government bonds measured at a fixed rate and denominated in reais, with a DI rate versus fixed-rate swap used as the hedging instrument, aiming to mitigate interest rate variation risks associated with the bond.

The financial assets designated as hedged items and the respective derivative financial instruments related to market risk hedges are measured at fair value, and any gains or losses resulting from changes in the fair value of the derivatives are recognized in profit or loss for the period. Any ineffectiveness is recognized in profit or loss as the difference between the changes in fair value.

Hedge effectiveness monitoring, which measures the extent to which the derivative financial instruments offset the effects of market fluctuations on the hedged items, is performed on a monthly basis. The effectiveness determined for each hedge structure falls within the projected range.

Any gain or loss on the hedging instrument related to the effective portion of the cash flow hedge is recognized in equity, under other comprehensive income, net of tax effects. For the nine-month period ended September 30, 2026, an amount of R$ 2,654 was recognized in other comprehensive income (R$ 52,952 as of September 30, 2025).

25

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

In May 2025, Banco Agibank early-settled cash flow hedge instruments. Consequently, the mark-to-market balance of the hedge instrument recorded in equity is intended to offset the impact on profit or loss, in line with the results of the hedged item. By September 30, 2026, an amount of R$ 733 —net of tax effects—had been recognized in profit or loss. The accumulated gross balance in equity as of September 30, 2026, totals R$ 1,136 (payable) and will be amortized through profit or loss by 2030.

As of September 30, 2026, the Company did not have any outstanding cash flow hedge.

As of December 31, 2025, the Company maintained cash flow hedge arrangements to mitigate exposure to IPCA inflation. The hedged item consisted of IPCA-linked CDBs with a notional amount of R$ 488 and a fair value of R$ 542. The hedge was executed through swap contracts with the same notional amount, which had a negative fair value of R$ 19 at year-end. The mark-to-market adjustments of both the hedged item and the hedging instrument indicate that the hedge relationship remained effective in offsetting inflation-related market fluctuations.

The table below presents the breakdown of derivative assets and liabilities.

(a) Derivatives

	September 30, 2026
	Fair Value
Derivative financial instruments - fair value	Notional Amount of the Hedging Instrument	Carrying Amount of the Hedged Item	Assets	Liabilities	Total

Derivatives classified at fair value through profit or loss
Swap contracts	1,688,910	-	356,207	(355,722)	485

Derivatives Held for Hedge Accounting
Designated as Fair Value Hedges
Interest rate contracts – Futures	16,918,143	16,895,118	-	-	-
Interest rate contracts – Swaps	14,189,533	14,100,703	340,754	(72,345)	268,409
Non-Deliverable Foreign Exchange Forward Contracts – NDF	415,729	406,354	5,576	-	5,576
Currency contracts – Swaps	2,250,165	2,250,165	-	(98,005)	(98,005)
Total	35,462,480	33,652,340	702,537	(526,072)	176,465

26

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2025
	Fair Value
Derivative financial instruments - fair value	Notional Amount of the Hedging Instrument	Carrying Amount of the Hedged Item	Assets	Liabilities	Total

Derivatives classified at fair value through profit or loss
Swap contracts	163,933	-	450	-	450

Derivatives held for hedging purposes
Designated as fair value hedges
Interest rate contracts – Futures	5,269,711	5,269,774	-	-	-
Interest rate contracts – Swaps	21,854,982	21,822,771	250,132	(100,939)	149,193
Non-deliverable foreign exchange forward contracts – NDF	396,086	383,496	-	(5,567)	(5,567)
Currency contracts – Swaps	214,205	214,205	-	(8,571)	(8,571)
Total	27,898,917	27,690,246	250,582	(115,077)	135,505

b) Notional amounts by maturity

	September 30, 2026
	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Swaps contracts	1,655,116	-	33,794	1,688,910

Derivatives Held for Hedge Accounting
Designated as Fair Value Hedges
Interest rate contracts – Futures	1,759,239	10,518,744	4,640,160	16,918,143
Interest rate contracts – Swaps	1,904,388	7,089,822	5,195,323	14,189,533
Non-Deliverable Foreign Exchange Forward Contracts – NDF	415,729	-	-	415,729
Currency contracts – Swaps	-	2,250,165	-	2,250,165
Total	5,734,472	19,858,731	9,869,277	35,462,480

	December 31, 2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Swaps contracts	-	180,205	(16,272)	163,933

Derivatives held for hedging purposes
Designated as fair value hedges
Interest rate contracts – Futures	85,938	1,448,780	3,734,993	5,269,711
Interest rate contracts – Swaps	82,807	6,919,995	14,852,180	21,854,982
Non-deliverable foreign exchange forward contracts – NDF	396,086	-	-	396,086
Currency contracts – Swaps	-	214,205	-	214,205
Total	564,831	8,763,185	18,570,901	27,898,917

(c) Fair value by maturity

	September 30, 2026
	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Swaps contracts	-	-	485	485

Derivatives Held for Hedge Accounting
Designated as Fair Value Hedges
Interest rate contracts – Swaps	41,504	86,028	140,877	268,409
Non-Deliverable Foreign Exchange Forward Contracts – NDF	5,576	-	-	5,576
Currency contracts – Swaps	-	(98,005)	-	(98,005)
Total	47,080	(11,977)	141,362	176,465

27

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Swaps contracts	-	495	(45)	450

Derivatives held for hedge accounting
Designated as fair value hedges
Interest rate contracts – Swaps	568	46,972	101,653	149,193
Non-deliverable foreign exchange forward contracts – NDF	(5,567)	-	-	(5,567)
Currency contracts – Swaps	-	(8,571)	-	(8,571)
Total	(4,999)	38,896	101,608	135,505

(d) Instrument and Hedged Item Adjustments

	September 30, 2026		December 31, 2025
Hedged Items - Fair Value Hedge	Mark-to-market adjustment (Instrument)	Mark-to-market adjustment (Hedged Item)	Mark-to-market adjustment (Instrument)	Mark-to-market adjustment (Hedged Item)
Credit Portfolio - Note 6.2 (a)	48,762	(48,803)	72,879	(72,969)
Investment securities - Note 6.2 (a)	7,382	(7,382)	53,432	(112)
Time customer deposits - Note 6.4 (a)	(18,259)	17,760	(2,836)	(1,917)
Loans and borrowing - Note 6.4 (c)	13,700	(13,699)	(563)	(563)

	September 30, 2026		December 31, 2025
Market Risk Hedge – Mexican Peso	Reference Value (MXN)	Present Value (R$)	Reference Value (MXN)	Present Value (R$)
Mexican government securities – CETES – Note 6.1 (b)	415,729	116,502	383,496	118,776
NDF	406,354	123,359	396,086	114,101

(a)	Hedge relationships, formally documented through memoranda, use over the counter (OTC) DI futures contracts to hedge the liability portfolio related to issued instruments and portions of payroll-deductible loans. The strategy selects assets based on maturity or duration to ensure alignment with the notional amount at each tenor point, covering exposures to fixed-rate and CDI-linked indices and Hedge relationships, formally documented through memoranda, use swaps contracted with counterparties to hedge portions of payroll-deductible loans and certificates of deposit (CDBs) issued by the Institution against interest rate fluctuations. The strategy ensures alignment between the derivatives’ notional amounts and the cash flows of the hedged items (through maturity or duration matching), covering exposures linked to CDI, IPCA, and fixed-rate indices.
(b)	Derivative financial instrument (NDF) traded on B3, designated as a foreign exchange hedge for an offshore asset denominated in Mexican pesos.
(c)	Currency swaps designated as hedging instruments for offshore borrowings denominated in U.S. dollars (USD) and, from June 2026 onwards, Swiss francs (CHF)

Glossary of terms used in the tables above:

Notional Value (Reference Value): Reference amount. It corresponds to the contractual notional of the hedged items and the hedging instruments and does not represent amounts receivable or payable.

Fair Value: The fair value measurement method used by the Group consists of determining the future value based on the terms of the contracted transactions and then discounting it to present value using market curves published by B3. Fair value corresponds to the carrying amount of the derivative financial instruments and to the adjusted carrying amount of the hedged items for hedge accounting purposes.

28

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.	Income Taxes, Social Contribution and Other Taxes

(a)	Movements of deferred tax assets and liabilities

	Deferred Tax Assets
	December 31, 2025	Provisions	Reversals (1)	September 30, 2026
Provisions	148,247	183,009	(86,868)	244,388
Allowance for expected credit losses	1,100,448	288,592	(335,507)	1,053,533
Lease liabilities	131,854	875	(127,269)	5,460
Other temporary differences	66,770	61	(66,320)	511
Tax loss and negative calculation basis	-	201,401	-	201,401
Total	1,447,319	673,938	(615,964)	1,505,293

(1) The amount of R$ 21,520 refers to the write-off of deferred income tax related to the Partnership Program and R$ 397 refers to deferred income tax related to hedge instruments, with the corresponding entry recognized in shareholders’ equity.

	Deferred Tax Liabilities
	December 31, 2025	Provision	Reversal	September 30, 2026
Allowance for expected credit losses	98,816	-	(98,816)	-
Lease liabilities	120,365	-	(120,365)	-
Other temporary differences (1)	163,693	86,306	(91,170)	158,829
Total	382,874	86,306	(310,351)	158,829

(1) Refers to deferred tax liabilities of mark-to-market adjustments on derivatives.

(b)	Income tax and social contribution expense

	For the Three Months Periods Ended		For the Nine Months Periods Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Income tax in profit or loss	(64,138)	(178,499)	(159,355)	(471,350)
Deferred taxes:
Temporary differences	20,654	172,864	102,535	207,432
Tax loss and negative calculation basis	132,302	(3,107)	201,401	(3,107)
Total	88,818	(8,742)	144,581	(267,025)

(c)	Estimate of tax credit realization

	As of
Expected income tax and social contribution, calculated with statutory rate	September 30, 2026	December 31, 2025
Year 1	444,389	640,419
Year 2	412,976	221,450
Year 3	180,828	158,845
Year 4	143,803	131,901
Year 5	118,679	111,304
Year 6 – 10	204,618	183,400
Total	1,505,293	1,447,319

(d)	Effective tax rate reconciliation

	For the Three Months Periods Ended		For the Nine Month Periods Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Income before income tax and social contribution	187,164	219,263	518,212	1,097,951

Expected income tax and social contribution, calculated at the statutory rates (45%, 40% and 34%)	40,608	(69,022)	29,583	(412,746)
Expected income tax and social contribution, at statutory rates	40,608	(69,022)	29,583	(412,746)
Interest on equity (1)	-	29,069	-	75,784
Non-taxable income and non-deductible expenses	8,267	(153)	22,854	(3,428)
Tax incentive - Donations and research and development	26,393	4,790	28,509	13,713
Others	13,550	26,574	63,635	59,652
Income tax expense	88,818	(8,742)	144,581	(267,025)
The effective income tax rate	(47%)	4%	(28%)	24%

(1) Interest on equity refers to a profit distribution to shareholders and is deductible by the company for corporate income tax (IRPJ) and social contribution on net profit (CSLL) purposes

29

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.	Property and Equipment

	As of
	September 30, 2026	December 31, 2025
Furniture and fixtures	21,490	19,865
Improvements and facilities	42,850	33,114
IT equipment and systems	18,930	20,905
Equipment	7,957	6,545
Other tangible assets	12,442	11,984
Total Carrying amount	103,669	92,413

	December 31, 2025	Additions	Disposals	Transfer	September 30, 2026
Acquisition cost
Furniture and fixtures	32,030	4,142	(518)	-	35,654
Improvements and facilities	43,263	17,042	(527)	-	59,778
IT equipment and systems	63,148	3,894	(3,546)	-	63,496
Equipment	9,141	2,715	(35)	-	11,821
Other tangible assets	19,418	16,990	(17,094)	-	19,314
Total Cost	167,000	44,783	(21,720)	-	190,063
Accumulated depreciation
Furniture and fixtures	(12,165)	(2,428)	429	-	(14,164)
Improvements and facilities	(10,149)	(7,125)	346	-	(16,928)
IT equipment and systems	(42,243)	(5,864)	3,541	-	(44,566)
Equipment	(2,596)	(1,289)	21	-	(3,864)
Other tangible assets	(7,434)	(1,097)	1,659	-	(6,872)
Total Depreciation	(74,587)	(17,803)	5,996	-	(86,394)
Total Carrying amount	92,413	26,980	(15,724)	-	103,669

	December 31, 2024	Additions	Disposals	Transfer	December 31, 2025
Acquisition cost
Furniture and fixtures	25,668	6,673	(311)	-	32,030
Improvements and facilities	21,911	22,190	(838)	-	43,263
IT equipment and systems	54,368	12,329	(2,486)	(1,063)	63,148
Equipment	2,868	6,328	(55)	-	9,141
Other tangible assets	13,906	4,989	(540)	1,063	19,418
Total Cost	118,721	52,509	(4,230)	-	167,000

Accumulated depreciation
Furniture and fixtures	(9,732)	(2,633)	200	-	(12,165)
Improvements and facilities	(5,950)	(4,255)	56	-	(10,149)
IT equipment and systems	(36,664)	(7,864)	2,285	-	(42,243)
Equipment	(2,307)	(316)	27	-	(2,596)
Other tangible assets	(6,117)	(1,594)	277	-	(7,434)
Total Depreciation	(60,770)	(16,662)	2,845	-	(74,587)
Total Carrying amount	57,951	35,847	(1,385)	-	92,413

There were no indicators of impairment of Property and Equipment for the period.

30

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.	Intangible Assets

As of	September 30, 2026	December 31, 2025
Goodwill	-	147
Other intangible assets	224,447	182,058
Total	224,447	182,205

	December 31, 2025	Additions	Disposals	September 30, 2026
Acquisition cost
Software	305,757	3,424	-	309,181
Goodwill	147	-	(147)	-
Intangible under development (i)	29,540	81,664	(65)	111,139
License acquisition	171,087	60,258	(60,676)	170,669
Others	1,159	-	-	1,159
Total Costs	507,690	145,346	(60,888)	592,148

Accumulated amortization
Software	(181,419)	(42,060)	-	(223,479)
License acquisition	(144,066)	(60,832)	60,676	(144,222)
Total Amortization	(325,485)	(102,892)	60,676	(367,701)
Total Carrying amount	182,205	42,454	(212)	224,447

(i) Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

	December 31, 2024	Additions	Disposals	Transfers	December 31, 2025
Acquisition cost
Software	293,006	5,291	-	7,460	305,757
Goodwill	147	-	-	-	147
Intangible under development (i)	9,405	27,687	(92)	(7,460)	29,540
License acquisition	95,496	76,901	(1,310)	-	171,087
Others	1,219	-	(60)	-	1,159
Total Costs	399,273	109,879	(1,462)	-	507,690

Accumulated amortization
Software	(120,874)	(60,545)	-	-	(181,419)
License acquisition	(79,243)	(65,611)	788	-	(144,066)
Total Amortization	(200,117)	(126,156)	788	-	(325,485)
Total Carrying amount	199,156	(16,277)	(674)	-	182,205
(i)	Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

There were no indications of impairment of intangible assets for the period. Additionally, intangible assets recorded as “under development” were tested for impairment by comparing it carrying amount with its recoverable amount and no adjustments were identified.

10.	Leases

(a)	Amounts recognized in the statement of financial position

The Group has operating lease contract for the headquarter building located in Campinas, as well as for the hubs and sales offices related to customer services. In addition, the Group has leases for the use of vehicles throughout Brazil.

Right of use asset

	As of,
	September 30, 2026	December 31, 2025
Balance at end of previous year	211,697	223,285
Additions and contractual changes	27,658	47,462
Depreciation	(48,396)	(59,050)
Balance at end of the period	190,959	211,697

31

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Lease liabilities

	As of,
	September 30, 2026	December 31, 2025
Balance at end of previous year	248,280	254,602
Additions and contractual changes	27,658	47,462
Payments	(71,827)	(86,097)
Interest	24,027	32,313
Balance at end of the period	228,138	248,280

(b)	Expenses recognized in the income statement

	For the nine month period ended
	September 30, 2026	September 30, 2025
Depreciation (1)	48,396	43,050
Interest expenses (2)	24,027	23,779
Total	72,423	66,829
(1)	This amount is recorded in Depreciation and Amortization combined income statement.
(2)	This amount is recorded in Other Expenses, Net combined income statement.

(c)	Maturity of lease liabilities

	September 30, 2026
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	86,010	110,163	28,713	3,252	228,138

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	83,334	115,219	45,114	4,613	248,280

Payments on short-term leases

Leases under short-term contracts are not recognized as right-of-use assets, with the related expenses being recognized under “General and Administrative Expenses” in the Income Statement. For the period ended September 30, 2026, there were R$ 9,433 short-term contract expenses, September 30, 2025, there were R$ 4,261 short-term contract expenses.

11.	Other Assets

	As of,
	September 30, 2026	December 31, 2025
Interbank transactions	124,555	123,290
Prepaid expenses	459,807	302,926
Collection receivable	258,476	291,331
Deposits Pledged as Guarantee - Labor	40,721	37,500
Deposits Pledged as Guarantee - Civil	123,758	74,960
Deposits Pledged as Guarantee - Tax	14,953	14,184
Recoverable taxes	115,755	86,891
Partnership Program (2)	-	96,252
Commissions	76,329	22,388
Advance to FGC – Fundo Garantidor de Créditos (1)	108,732	-
Others	110,535	65,843
Total	1,433,621	1,115,565

Current	1,097,298	650,743
Non-Current	336,323	464,822
(1)	Amounts advanced by financial institutions that are members of the Brazilian Credit Guarantee Fund (FGC) to temporarily strengthen the fund’s liquidity and support the fulfillment of its statutory obligations, including deposit insurance coverage and assistance or resolution measures involving participating institutions. Such amounts are recognized as assets by the contributing institution, as they represent amounts expected to be reimbursed or offset in accordance with the FGC’s rules over the next 60 months.
(2)	The partners’ outstanding debt was converted into a Credit Note (CCB - Note 6.2 – others), which is included in the credit portfolio as of September 30, 2026. Therefore, this debt no longer exists as other assets.

32

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

12. Provision for contingencies

Management classifies the risk of loss of legal and administrative proceedings in which the Group is a party as a defendant. Provisions are recorded for contingencies classified as a probable risk of loss and Management believes that the recorded amount is sufficient to cover those losses.

(a)	Probable losses

	As of,
	September 30, 2026	December 31, 2025
Legal and administrative proceedings:
Civil	224,687	217,015
Labor	112,051	71,755
Tax	1,790	21,573
Total	338,528	310,343

Civil lawsuits are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the opinion of legal advisors, the nature of the lawsuits, similarity with previous cases, complexity, and legal precedent, as well as when there is a probable expectation of future cash disbursement.

Labor claims are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the claim status and the history of losses. From the date of the hearing until an initial court decision, labor claims are measured by the average of losses occurred within the last 12 months. After the appeal, the losses are measured based on experts’ calculations until the settlement.

There are no significant administrative claims in process for non-compliance with the rules of the Brazilian Financial System, tax claims or payment of penalties that may cause significant impacts to the Group’s financial statements.

(b)	Possible losses

The Group is a party to certain legal and administrative proceedings, which, in accordance with their nature and the risk of loss evaluation, the Group does not qualify the risk of loss as probable:

	As of,
	September 30, 2026	December 31, 2025
Possible losses:
Civil	50,000	50,000
Labor	17,022	23,455
Tax	44,307	40,176
Total	111,329	113,631

(c)	Judicial deposits

Judicial deposits are recognized as "Other Assets" in the balance sheet.

33

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Changes in provision

	September 30, 2026
	Civil	Labor	Tax	Total
Opening balance	217,015	71,755	21,573	310,343
Additions in provision	205,961	38,101	99	244,161
Reversals in provision	(25,432)	(3,626)	-	(29,058)
Reclassification	-	19,882	(19,882)	-
Consumption	(172,857)	(14,061)	-	(186,918)
Closing balance	224,687	112,051	1,790	338,528

	December 31, 2025
	Civil	Labor	Tax	Total
Opening balance	217,845	82,511	1,567	301,923
Additions in provision	255,694	24,014	20,006	299,714
Reversals in provision	(96,597)	(10,757)	-	(107,354)
Consumption	(159,927)	(24,013)	-	(183,940)
Closing balance	217,015	71,755	21,573	310,343

13. Other Liabilities

	As of,
	September 30, 2026	December 31, 2025
Accounts payable	337,946	370,628
Tax and social security	141,540	385,631
Personal expenses	212,534	118,739
Other liabilities – personal bonuses	42,363	113,284
Expected credit losses (1)	4,041	4,249
Partnership program liabilities (2)	-	169,365
Security	89,196	15,632
Other Liabilities	84,629	74,439
Total	912,249	1,251,967

Current	907,540	1,242,314
Non-Current	4,709	9,653
(2)	Refers to credit limits granted and not used.
(3)	Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b). After the IPO, the program’s repurchase clause was extinguished, resulting in its classification as equity.

14. Obligations related to credit assignments

The Group recognizes obligations arising from the assignment, with co-obligation, of credit receivables originating from payroll-deductible loan transactions, pursuant to agreements for the promise of transfer and acquisition of credit rights and other covenants entered into with Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros, Opea – Companhia Securitizadora de Créditos Financeiros Agibank and Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC” and Fundo de Investimento em Direitos Creditórios Agibank II – Responsabilidade Limitada “FIDC II” (Note 6.3(b)).

The associated liabilities represent the Group’s contractual obligation to repay the funding obtained in connection with such credit assignment transactions and are economically linked to the cash flows generated by the transferred receivables. The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions; accordingly, they are not available for unrestricted sale or re-pledging by Banco Agibank.

34

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Obligations related to the assignment of credit receivables through the investment funds “FIDC” and “FIDC II” are contractually segregated into senior and subordinated quotas. The subordinated quotas, which absorb first losses and provide exposure to residual returns, are fully held by the Group. In the case of FIDC II, the Group acquired the subordinated quotas with the intention of retaining exposure to the residual risks and rewards associated with the transferred receivables portfolio, including the first-loss position.

Therefore, these quotas are eliminated in the consolidation process (Note 2a). Accordingly, only the senior quotas held by third-party investors, which give rise to a contractual obligation to deliver cash, remain recognized as liabilities in the consolidated financial statements.

	September 30, 2026	December 31, 2025
Vert-9 Companhia Securitizadora de Créditos Financeiros	3,361,339	3,364,206
Vert-5 Companhia Securitizadora de Créditos Financeiros	-	748,641
Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC”	2,012,371	2,013,830
Fundo de Investimento em Direitos Creditórios Agibank II – Responsabilidade Limitada “FIDC II”	2,515,290	-
Opea SPE 02 Companhia Securitizadora de Créditos Financeiros	4,752,034	4,270,668
Total	12,641,034	10,397,345

15. Equity

(a)	Pre reorganization

The financial statements were prepared in accordance with the basis of preparation described in Note 2 and the accounting policies described in Note 3. No share capital is presented prior to the corporate reorganization as the financial statements reflect the combination of the Company and Nuova. The net investment and the profit (loss) for the year/period are derived by aggregating the net assets of the Company and its subsidiaries with those of Nuova and its subsidiaries.

(b)	After reorganization

The financial statements were prepared in accordance with the basis of preparation described in Note 2 and the accounting policies described in Note 2. In 2026, in connection with the Group’s initial public offering (“IPO”) on the New York Stock Exchange, the Group implemented a corporate reorganization whereby a new holding company, AGI Inc, was incorporated and became the ultimate parent entity of the Group.

As part of this reorganization, control of Agi Financial Holding S.A. and its subsidiaries was transferred to AGI Inc through a series of equity transactions that did not result in any change in the underlying ownership interests of the Group’s shareholders. Following the reorganization, AGI Inc became the holding company and the owner of the consolidated financial statements presented herein.

35

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

The corporate reorganization was accounted for as a transaction under common control. Accordingly, the assets, liabilities and equity balances were recognized at their historical carrying amounts, and no goodwill or gain arose from the reorganization.

The share capital is represented by 160,135,072 common shares, each with a par value of US$0.00005. The total amount of share capital, when expressed in Brazilian reais, is R$ 40.

	September 30, 2026	December 31, 2025(1)
Class of shares	Number of shares	Number of shares
Common shares A	58,905,713	40,164,732
Common shares B	101,229,359	97,544,226
Total share capital	160,135,072	137,708,958

(1) In connection with the Company’s initial public offering (IPO), all previously outstanding common and preferred share classes were converted into the Company’s new Class A and Class B common shares based on the conversion terms approved as part of the IPO transaction. The share capital structure presented in these financial statements reflects this conversion.

Following the corporate reorganization completed in 2026, the Company’s share capital consists solely of Class A Common Shares and Class B Common Shares. Holders of Class A Common Shares and Class B Common Shares rank pari passu with respect to rights to dividends, distributions and returns of capital, and share ratably in the profits and net assets of the Company.

The two classes differ only with respect to voting rights. Each Class A Common Share entitles its holder to one (1) vote on all matters submitted to shareholders, whereas each Class B Common Share entitles its holder to ten (10) votes on such matters. Except for the voting rights described above, Class A Common Shares and Class B Common Shares have the same rights, preferences, privileges and restrictions in all other respects.

At the Extraordinary General Meeting held on February 19, 2025, the issuance of 35,466,285 Class D preferred shares was approved at an issuance price of R$ 400,000, of which R$ 20,  000 was allocated to share capital and R$ 380,000 was allocated to the capital reserve. The issuance forms part of the Shareholders’ Agreement entered into between the Company and the investment fund “LCM BIGBANG FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA.” The transaction was carried out through the contribution of the shares of Banco Agibank S.A. that the investment fund had acquired on December 27, 2024. As a result, from that date the Company came to hold 100% of the equity interest in Banco Agibank S.A. The share issuance, together with the increase in ownership interest in Banco Agibank S.A., resulted in a change of R$ 124,959 between controlling and non-controlling interests.

On October 1, 2025, Banco Agibank acquired the non-controlling interests in the company’s Agibank Corretora de Seguros Ltda., Telecontato Call Center e Telemarketing Ltda., and Hypeflame Tecnologia e BigData Ltda. Additionally, its wholly-owned subsidiary, Agibank Corretora de Seguros Ltda., acquired equity interests in the companies Agiplan Serviços de Cobrança Ltda., and Neo Núcleo de Excelência Operacional Ltda. The net impact of the movement was R$ 7,263.

At the Extraordinary General Meeting held on October 27, 2025, the increase of AGI Financial Holding’s share capital in the amount of R$ 53,873 was approved, through the partial capitalization of the amounts recorded as interest on equity payable, with the issuance of 15,050 thousand registered shares. Of these, 528 thousand were Class A preferred shares with a nominal value of R$ 1,892, and 14,522 thousand were Class E preferred shares with a nominal value of R$ 51,981.

36

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

At the Extraordinary General Meeting held on December 30, 2025, the increase of the Company’s share capital in the amount of R$ 877,101 was approved, without the issuance of new shares, through the capitalization of retained earnings for the period, legal reserve, statutory reserve and reserve for mandatory dividends not distributed, based on the interim condensed balance sheet dated November 30, 2025.

In January 2026, the Company completed a capital increase through the issuance of new registered, book-entry shares with no par value, in accordance with the resolutions approved by the shareholders and applicable corporate law.

As a result of the capital increase completed in January 2026, the Company’s share capital amounted to R$ 2,753,908, fully subscribed and paid in, and is divided into 858,519,967 registered, book-entry shares with no par value, comprised of 418,168,922 common shares, 42,114,575 Class A preferred shares, 145,674,473 Class B preferred shares, 142,984,328 Class C preferred shares, 35,466,285 Class D preferred shares, and 74,111,384 Class E preferred shares.

The newly issued shares were fully subscribed by existing shareholders. The remaining shareholders, having been previously consulted, expressly waived their preemptive subscription rights, in accordance with applicable corporate legislation.

(c)	Usufruct dividends

On June 28, 2024, a usufruct agreement was executed between the Bank and the Company, pursuant to which dividends and interest on capital declared by the Bank are paid directly to the shareholders of the Company. Although the Company remains the legal owner of the shares of the Bank, the shareholders of the Company are entitled to receive such distributions during the term of the agreement. These amounts distributed by the Bank to the shareholders of the Company were recorded as a reduction in retained earnings.

The agreement was terminated in 2026. As a result, as of that date, dividends and interest on capital declared by the Bank are no longer paid directly to the shareholders of the Company. As the agreement has been extinguished, no such payments will occur in subsequent periods.

Accordingly, no amounts related to usufruct dividends were recognized for the period ended September 30, 2026, and the comparative information for prior periods reflects the effects of the usufruct agreement only to the extent applicable.

37

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Earnings per share

Earnings per share are calculated by dividing profit for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume the conversion of all potentially dilutive instruments. As of the reporting dates presented, the Company did not have potentially dilutive instruments outstanding and, therefore, diluted earnings per share is equal to basic earnings per share.

In connection with the corporate reorganization carried out prior to the Company’s IPO, the shareholders of AGI Financial Holding contributed their shares to AGI Inc, resulting in AGI Inc becoming the holding company of the Group.

Additionally, a change in the nominal structure of the share capital was implemented, resulting in a conversion ratio of 6.1494 shares for 1 share.

For purposes of calculating earnings per share, the number of ordinary shares outstanding for prior periods has been retrospectively adjusted to reflect the share exchange resulting from the corporate reorganization and the change in the share capital structure, as if these transactions had occurred at the beginning of the earliest period presented.

	For the Periods Ended
Continuing operations:	September 30, 2026	September 30, 2025
Net income attributable to owners of the parent company	662,793	822,146
Class A	228,035	228,178
Class B	434,758	593,968
Weighted average number of outstanding shares following the corporate reorganization	152,472,923	132,607,306
Class A	52,458,443	36,803,712
Class B	100,014,480	95,803,594

Basic and diluted earnings per share – R$
Common Share	4.35	6.20

The Company currently has Class A and Class B shares outstanding, and all shares have the same rights to participate in the Company’s profits. Accordingly, the Company does not present a separate allocation of net income between different classes of shares.

For the periods presented, profit attributable to equity holders corresponds entirely to holders of ordinary shares.

As there are no classes of shares with different economic rights and no instruments that require a separate participation in earnings, all earnings per share amounts presented are based solely on the weighted average number of ordinary shares outstanding during the period.

(e)	Treasury shares

As of September 30, 2026, the Group held 555,628 treasury shares amounting to R$ 32,907, recorded as a deduction from equity. The repurchase were executed as follows:

Date	Number of shares	Amount
February 25, 2026	178,543	11,037
March 19, 2026	120,699	5,928
August 31, 2026	256,386	15,942
Total	555,628	32,907

38

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

16. Net Interest Income

	For the Three Months Periods Ended		For the Nine Months Periods Ended
Interest income using the effective interest method	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025 (Restated)
Fixed income securities	553,619	256,176	1,503,332	526,279
Loans and advances - Credit institutions	15,419	33,634	77,487	52,491
Loans and advances – Customers	2,355,650	2,239,677	6,884,073	6,231,910
Total income	2,924,688	2,529,487	8,464,892	6,810,680

Interest expense using the effective interest method
Customer deposits	(525,404)	(648,830)	(1,875,719)	(1,875,717)
Assignment of financial assets	(825,606)	(475,356)	(2,224,486)	(922,648)
Contributions to the Credit Guarantee Fund	(5,549)	(6,833)	(19,987)	(20,054)
Interest expense on financial bills issued	(263,513)	(246,361)	(779,114)	(594,514)
Interbank deposits	(51,343)	(4,409)	(102,210)	(31,559)
Interest and net exchange on loans and borrowings	17,690	(32,708)	(14,085)	(51,411)
Total expense	(1,653,725)	(1,414,497)	(5,015,601)	(3,495,903)
Net interest income	1,270,963	1,114,990	3,449,291	3,314,777

17. Operating Expenses and other Revenues

(a)	Commissions, banking fees and other revenues from services

	For the Three Months Periods Ended	For the Nine Months Periods Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Banking fees	26,870	33,101	91,176	94,614
Brokerage commissions	211,649	150,800	376,302	601,413
Other revenue commissions	5,548	4,144	12,856	14,433
Total	244,067	188,045	480,334	710,460

(b)	Selling, General and Administrative Expenses
	For the Three Months Periods Ended	For the Nine Months Periods Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Advertising expenses	(15,689)	(7,279)	(46,075)	(20,158)
Communication expenses	(5,949)	(6,667)	(18,211)	(20,651)
Financial system service expenses	(154,109)	(113,121)	(436,566)	(332,349)
Maintenance expenses	(9,601)	(10,113)	(31,439)	(26,909)
Promotion expenses	(895)	(841)	(3,960)	(5,086)
Data processing (rental and maintenance expenses)	(41,043)	(42,234)	(116,960)	(121,274)
Technical services expenses	(123,322)	(100,067)	(366,092)	(225,017)
Travel expenses	(2,409)	(3,374)	(7,305)	(8,094)
Administrative expenses	(3,545)	(2,380)	(10,670)	(7,620)
Legal expenses	(88,168)	(83,177)	(215,102)	(228,846)
Other general and administrative expenses	(21,836)	(21,242)	(66,144)	(43,284)
Total selling, general and administrative expenses	(466,566)	(390,495)	(1,318,524)	(1,039,288)

(c)	Personnel Expenses

	For the Three Months Periods Ended	For the Nine Months Periods Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Compensation Expenses	(42,893)	(69,160)	(119,731)	(165,335)
Benefits	(39,808)	(37,009)	(111,558)	(102,545)
Other personal expenses	(1,874)	(927)	(3,856)	(2,553)
Social security costs	(32,205)	(34,281)	(103,730)	(102,432)
Total Personnel Expenses	(116,780)	(141,377)	(338,875)	(372,865)

39

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Tax Expenses

	For the Three Months Periods Ended		For the Nine Months Periods Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025 (Restated)
Tax on Services (ISS)	(23,850)	(20,118)	(55,888)	(74,672)
Social Integration Program (PIS)	(15,225)	(14,985)	(42,346)	(47,905)
Tax for Social Security Financing (Cofins)	(82,290)	(82,203)	(233,677)	(257,038)
Other tax expenses	(4,031)	(4,425)	(14,428)	(8,330)
Total Tax Expenses	(125,396)	(121,731)	(346,339)	(387,945)

18. Other income (expenses), net

	For the Three Months Periods Ended		For the Nine Months Periods Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Non-operating income	200	159	498	650
Addition/reversal of other provisions	-	6	46	6
Interest on lease liabilities	(7,463)	(8,247)	(24,027)	(23,779)
Tax Incentive (1)	10,457	9,762	24,839	37,175
Partnership Program Expense (2)	-	(11,998)	-	(37,308)
Other operating expense	1,921	(8,323)	(3,204)	(15,885)
Total Other income (expense), net	5,115	(18,641)	(1,848)	(39,141)

(1) The Company receives a municipal tax incentive related to the local services tax (“ISS”), which reduces the effective tax rate on certain service revenues. The incentive is granted for a fixed 10-year period, subject to ongoing compliance with operational requirements, and the amounts may vary depending on service volumes or changes in local rules.

(2) Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b)

19. Related parties

(a)	Compensation for key management personnel

For the three-months and nine-months periods ended September 30, 2026 and September 30, 2025, the benefits provided to the Group’s key management, were as follows:

	For the Three Months Periods Ended		For the Nine Months Periods Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Remuneration	8,345	2,080	23,780	23,072
Social charges	1,878	468	5,351	5,191
Total	10,223	2,548	29,131	28,263

40

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Partnership program

On July 1, 2019, the Partnership Program was approved at the Extraordinary General Meeting, allowing managers and employees to participate in the Group’s increase in net assets by purchasing preferred shares. The purchase and sale value of the shares was initially defined as the Bank’s net assets per share (subsequently changed to the Company’s net assets per share), based on the most recent available audited financial statements, with a payment term of 60 months. A participant leaving the Group’s employment had the right to sell their shares to the Bank, at net assets per share, calculated based on the most recent audited financial statements available immediately before the repurchase request.

As the shares were redeemable at the option of the holder, the Group did not have the legal right to avoid cash payment and so classified the preferred shares issued under the Partnership program as a liability in accordance with IAS 32 Financial Instruments: Presentation.

In 2022, a new Partnership Program was launched, allowing managers and employees to become shareholders of the Company through a contract related to the purchase of shares. The purchase value of the shares was based on the Group’s last fundraising round with third party investors, per share, adjusted by the TLP interest rate index until payment was settled by the employee. Under the previous structure, the Company retained the right to repurchase these shares, and the repurchase price was determined based on the growth in the Company’s net assets between the grant date and the relevant tranche period.

Following the Company’s IPO and the expiry of the contractual repurchase clause, the Partnership Program structure was modified. Under the current structure, employees may obtain financing through a credit instrument (CCB – Cédula de Crédito Bancário) to acquire the shares. As a result of these changes, the shares are no longer classified as a financial liability under IAS 32. The balance previously recognized as a liability related to the Partnership Program was reclassified to equity of AGI Financial Holding. In addition, the amounts previously recognized as receivables from participants were reclassified and are currently presented as part of the Group’s credit portfolio.

As of September 30, 2026, there were no balances recorded as receivables from participants under the previous structure (R$96,252 as of December 31, 2025), as disclosed in Note 11 – “Other Assets”.

As of September 30, 2026, there were also no balances recorded as liabilities related to the Partnership Program (R$169,365 as of December 31, 2025), as disclosed in Note 13 - Other liabilities. Accordingly, no financial income or expense related to the remeasurement of participants’ shares was recognized for the period ended September 30, 2026 (R$37,308 as of September 30, 2025), as disclosed in Note 18 - Other income (expenses), net.

On April 29, 2026, AGI Inc issued 205,002 common shares with a total value of R$ 7,347 under the Company’s Partnership Program, recorded in share premium reserve and share capital. The shares were issued to settle service providers related to transaction costs from the IPO.

(c)	Repurchase of shares

During 2026, the Group repurchased shares held by related parties on February 25, March 19 and August 31, 2026. For further details on these transactions, see Note 15.e.

41

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

20. Non-cash items

The net cash generated by financing and investing activities includes only those transactions that impacted the Group’s cash. The table below shows investing and financing activities which did not involve the use of cash and/or cash equivalents:

	For the Nine Months Periods Ended
	September 30, 2026	September 30, 2025
Additions to right-of-use assets	27,658	29,757
Repurchase of Treasury shares	5,910	-
Total	33,568	29,757

21.	Sensitivity analysis

The following analysis estimates the potential impact on profit or loss of the Group’s financial instruments under hypothetical stress scenarios of the main market risk factors affecting each position.

As of September 30, 2026 and December 31, 2025, we identified that the principal market risk is linked to changes in fixed and floating-rate indices applicable to our financial assets and liabilities, which serve as the benchmarks for these positions. For the hypothetical stress scenarios, the reasonably possible risk variation considered a 10% increase and a 10% decrease in the benchmark interest rate.

The floating-rate indices are primarily tied to the CDI and SELIC index rate, which reflects the average interbank deposit rate in Brazil, and to the IPCA—Brazil’s broad national consumer price index, which measures overall Brazilian inflation and is published monthly by the Brazilian Institute of Geography and Statistics (IBGE). For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense, considering no other changes during this period. For fixed rate instruments, the table presents the sensitivity of fair value in the hypothetical scenario. The Group is exposed to foreign exchange risk, however, such exposure is mitigated through hedging instruments. The Group has not identified any risks related to commodity fluctuations in assets or liabilities.

	For the period ended
	September 30, December 31,
	2026	2025
Inflation (IPCA) (1)	4.6%	4.3%
Interest rate (SELIC) (2)	13.7%	14.9%

Source:  IBGE and Brazilian Central Bank.

(1) The IPCA, compiled by the Brazilian Institute of Geography and Statistics (IBGE), is a comprehensive consumer price index. The inflation figure presented reflects the accumulated variation over the preceding 12-month period.

(2) The SELIC rate, recognized as Brazil’s risk-free benchmark, is established by the Central Bank and serves as the primary instrument for the implementation of national monetary policy.

42

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Sensitivity analysis of changes in interest rates

			Interest Change Scenario
As of September 30, 2026	Rate Risk	Total Portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		47,784,269	(306,988)	306,988
Debentures	Fixed Rate	1,261,909	(7,408)	7,408
Debentures	CDI	4,387,952	52,702	(52,702)
Gross Credit Portfolio (¹)	Fixed Rate	38,133,413	(367,560)	367,560
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	Fixed Rate	2,686,588	(338)	338
Investment securities - Financial Treasury Bills (LFT)	SELIC	59,909	719	(719)
Investment securities - National Treasury Notes (LTN)	Fixed Rate	7,671	(78)	78
Securities Provided as Collateral – Bearer Note	CDI	1,029,566	12,366	(12,366)
Investments – Bearer Note	CDI	217,261	2,609	(2,609)
Financial assets measured at fair value through profit or loss		4,391,425	32,080	(32,080)
Derivatives	CDI	702,537	25,911	(25,911)
Investment securities – Letters of Credits (LF)	CDI	52,345	613	(613)
Investment securities - Financial Treasury Bills (LFT)	Selic	1,886,502	22,641	(22,641)
Mexican government securities – CETES, net of adjustments of hedge instruments	Fixed Rate	116,502	(679)	679
Investment securities - National Treasury Notes (LTN)	Fixed Rate	1,605,340	(16,406)	16,406
Investments fund quotas	-	28,199	-	-

Financial Liabilities
Other Liabilities		(12,641,034)	186,254	(186,254)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(12,641,034)	186,254	(186,254)
Financial liabilities measured at amortized cost		(34,714,861)	(213,434)	213,434
Demand deposits	-	(650,802)	-	-
Interbank transactions	-	(75,209)	-	-
Other unitholders	-	(304)	-	-
Funds from acceptances and issuance of securities	CDI	(6,687,344)	(82,107)	82,107
Time deposits, net of adjustments of hedge items	CDI	(8,654,582)	(107,514)	107,514
Debt issued and other borrowed funds	CDI	(562,151)	(6,752)	6,752
Time deposits, net of adjustments of hedge items	IPCA	(4,518,593)	(19,789)	19,789
Funds from acceptances and issuance of securities	Fixed Rate	(19,204)	192	(192)
Time deposits, net of adjustments of hedge items	Fixed Rate	(5,285,938)	57,365	(57,365)
Loans and borrowing, net of adjustments of hedge items	CDI	(2,697,763)	(32,566)	32,566
Debt issued and other borrowed funds	Fixed Rate	(218,041)	2,763	(2,763)
Repurchase agreements	Fixed Rate	(1,725,000)	18,451	(18,451)
Debentures (From Repurchase Agreements)	CDI	(3,619,930)	(43,477)	43,477
(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

43

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		42,521,167	(352,850)	352,850
Debentures	Fixed Rate	1,739,571	(10,745)	10,745
Debentures	CDI	3,941,507	51,111	(51,111)
Gross Credit Portfolio (¹)	Fixed Rate	34,365,118	(378,095)	378,095
Government Securities – Other Countries (ICO)	Fixed Rate	1,511,277	(14,989)	14,989
Government Bonds – KDB – Korea Development Bank	Fixed Rate	289,509	(2,103)	2,103
Investment securities - National Treasury Notes (NTN)	IPCA	94,070	384	(384)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	256,000	(2,616)	2,616
Investment securities - Financial Treasury Bills (LFT)	SELIC	324,115	4,203	(4,203)
Financial assets measured at fair value through profit or loss		3,102,639	39,717	(39,717)
Derivatives	CDI	250,582	23,175	(23,175)
Investment securities - Financial Treasury Bills (LFT)	Selic	1,722,314	22,335	(22,335)
Investment securities – Letters of Credits (LF)	CDI	210,891	2,735	(2,735)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	646,754	(6,596)	6,596
Investment securities - National Treasury Notes (NTN)	Fixed Rate	139,335	(1,141)	1,141
Mexican government securities – CETES, net of adjustments of hedge instruments	Fixed Rate	118,776	(791)	791
Investments fund quotas	-	13,987	-	-

Financial Liabilities
Other Liabilities		(10,397,345)	161,526	(161,526)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(10,397,345)	161,526	(161,526)
Financial liabilities measured at amortized cost		(31,857,858)	(174,536)	174,536
Demand deposits	-	(345,801)	-	-
Funds from acceptances and issuance of securities	CDI	(6,152,941)	(79,891)	79,891
Time customer deposits	CDI	(8,025,775)	(109,627)	109,627
Debt issued and other borrowed funds	CDI	(530,312)	(6,877)	6,877
Time customer deposits	IPCA	(4,368,545)	(18,133)	18,133
Funds from acceptances and issuance of securities	Fixed Rate	(17,588)	176	(176)
Time customer deposits	Fixed Rate	(8,110,561)	87,870	(87,870)
Loans and borrowing	CDI	(667,089)	(8,651)	8,651
Debt issued and other borrowed funds	Fixed Rate	(229,027)	2,761	(2,761)
Repurchase agreements	CDI	(3,251,446)	(42,164)	42,164
Loan from Related Party – Testa Ventures	-	(79,999)	-	-
Interbank transactions	-	(78,774)	-	-
(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

22.	Capital Management

The assessment of capital needs is carried out based on Agibank’s strategic planning and is operationalized through the economic and financial budget. This process is based on the following assumptions: projected asset growth, grounded on estimates of credit supply; estimates of delinquency and collections; projection of the liabilities required to sustainably maintain liquidity given the need for asset growth, including the number of employees, the level of technology, as well as revenues and expenses—whether operational or administrative—that will arise from the expected evolution of the operations.

The Broad Basel Ratio at the close of the recent periods reflects the adequacy of capital in relation to the aforementioned objectives.

44

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	As of,
Capital Adequacy	September 30, 2026	December 31, 2025
Referential Equity (PR)	3,769,037	3,876,865
Referential Equity - Tier I	3,498,550	3,549,410
Common Equity	3,260,758	3,320,568
Additional	237,792	228,842
Referential Equity - Tier II	270,487	327,455
Risk-Weighted Assets (RWA)	29,509,877	25,008,421
Credit Risk (RWAcpad)	24,496,386	22,483,368
Market Risk (RWAmpad)	461,984	227,428
Operational Risk (RWAopad)	4,551,507	2,297,625
Banking Risk (RBAN)	1,510,889	699,475
Full Exposure	52,726,270	48,936,525
Capital Adequacy Ratio (PR/RWA)	12.77%	15.50%
Capital Adequacy Ratio (PR/RWA+RBAN)	12.15%	15.08%
Leverage Ratio	6.64%	7.25%

The minimum level required for the Basel Ratio under the current regulation is 10.5%, in accordance with CMN Resolution No. 4,958. As of September 2026, Agi has a capital buffer of 1.65%.

	As of,
Composition of Referential Equity (PR)	September 30, 2026	December 31, 2025
Equity	8,051,082	5,277,257
Negative Prudential Adjustments to Tier 1 Capital	(4,947,906)	(2,193,063)
Positive Prudential Adjustments to Tier 1 Capital	157,582	236,374
Referential Equity	3,260,758	3,320,568
Complementary Capital	237,792	228,842
Tier I	3,498,550	3,549,410
Instruments Eligible for Tier II	270,487	327,455
Tier II	270,487	327,455
Referential Equity	3,769,037	3,876,865

Agibank’s Tier II Capital is composed of subordinated financial notes (Letras Financeiras Subordinadas), totaling a principal amount of R$ 322,700 as of September 30, 2026 (R$ 342,700 as of December 31, 2025) and a current outstanding balance of R$ 542,401 (R$ 530,498 as of December 31, 2025). There is no forecast for the early redemption of these instruments.

					As of,
Financial Instrument	Principal	Issuance	Maturity	Remuneration	September 30, 2026	December 31, 2025
Subordinated Letters of Credits	20,000	Apr/20	Apr/26	10.50%	-	35,200
Subordinated Letters of Credits	15,000	Nov/21	Nov/27	CDI + 4%	32,635	28,680
Subordinated Letters of Credits	39,300	May/22	May/29	16.43% to 16.69%	76,140	67,971
Subordinated Letters of Credits	2,900	May/22	May/29	CDI + 4%	5,878	5,166
Subordinated Letters of Credits	300	May/22	Jun/29	16.85%	588	523
Subordinated Letters of Credits	10,200	Jun/22	Jun/29	16.97% to 17.41%	20,021	17,800
Subordinated Letters of Credits	600	Jun/22	Jun/29	17.33% to 17.57%	1,192	1,058
Subordinated Letters of Credits	900	Jun/22	Jun/29	CDI + 4%	1,805	1,587
Subordinated Letters of Credits	1,500	Jun/22	Jul/29	17.33% to 17.57%	2,960	2,627
Subordinated Letters of Credits	1,200	Jul/22	Jul/29	16.97% to 17.41%	2,360	2,095
Subordinated Letters of Credits	58,200	Jul/22	Jul/29	17.33% to 17.57%	114,779	101,753
Subordinated Letters of Credits	92,700	Jul/22	Jul/29	CDI + 4%	183,952	161,666
Subordinated Letters of Credits	99,900	Mar/24	Mar/34	CDI + 2.85%	100,091	104,372
Total	342,700				542,401	530,498

45

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

23.	Risk Management and Financial Instruments

The Group considers risk management to be a fundamental strategic tool, carried out by an independent risk management unit, based on best market practices, with the objective of ensuring that the risks to which the institution is exposed are managed according to the risk appetite, policies, and established procedures. Monitoring is conducted through daily reports delivered to the Executive Officers and key leadership, with performance comments and exposure statements in relation to the limits set institutionally, always prioritizing proactivity in managing these risks.

(a) Credit Risk: Refers to the possibility of losses resulting from the failure of the borrower, issuer, or counterparty to fulfill their respective financial obligations under the agreed terms. The risk management area conducts daily stress tests on the credit portfolio, measuring the impact of increased delinquency on the company’s results and other risk indicators.

(b) Market Risk: The possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, as well as its financial margins, including risks from transactions subject to currency variation, interest rates, indexes, stock prices, and commodity prices. Market risk control is conducted through standardized procedures and in accordance with corporate policies. The allocation of available resources from the Bank and the controlled companies is always made with the goal of mitigating exposure to market risk.

(c) Liquidity Risk: The possibility of imbalances between tradable assets and payable liabilities that could affect the institution's ability to meet its payment obligations, considering different currencies and settlement terms for its rights and obligations. Liquidity risk monitoring is performed daily based on established indicators, cash flow, and stress scenarios.

(d) Operational Risk: The possibility of losses resulting from failure, deficiency, or inadequacy of internal processes, people, and systems, or from external events. It includes legal risk associated with inadequacy or deficiencies in contracts signed by the institution, as well as sanctions for non-compliance with legal provisions and compensation for third-party damages arising from the institution's activities. The evaluation of operational risks is conducted to ensure the quality of the control of the environment, adhering to internal guidelines and current regulations. Matters related to operational risk are reported through monthly reports to senior management and specific reports to area managers.

(e) Credit risk management and allowance for expected credit losses

Credit risk management objectives and strategies:

i.	Credit Risk Exposure

Agibank’s credit risk exposures primarily originate from secured operations, particularly payroll products, where the primary risk relates to events such as death or suspension of social security benefits. For unsecured products, the risk stems from potential customer default, mitigated through policies that prioritize transactions with clients maintaining an active banking relationship, such as salary deposits with the institution.

46

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

ii.	Risk Management Objectives, Policies and Processes

The objective of credit risk management is to ensure portfolio quality and preserve financial soundness, maintaining delinquency levels within the risk appetite defined by the Executive Board in the Risk Appetite Statement (RAS). Policies and processes include credit analysis based on internal models, risk classification, establishment of limits by client and segment, continuous exposure monitoring, and provisioning practices in compliance with Central Bank regulations and IFRS 9.

iii.	Measurement and Monitoring

Measurement methods encompass internal models for calculating Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD), in addition to stress testing to assess portfolio resilience under adverse scenarios. Model monitoring is performed on an ongoing basis through periodic validation, backtesting, and performance analysis, ensuring that underlying assumptions remain aligned with observed data and that models maintain predictive capability amid changes in portfolio behavior and macroeconomic conditions. Key indicators monitored include the non-performing loan ratio (NPL), coverage ratio, sector concentration, internal ratings, and provisioning levels, which enable assessment of clients’ repayment capacity and adequacy of provisions relative to assumed risk.

iv.	Changes from Prior Period

During the current period, there were no material changes in credit risk management policies or processes compared to the prior year, maintaining the strategy of concentration in secured products and mitigation through banking relationship.

v.	Governance Structure

Credit risk governance is organized into multiple layers to ensure effective oversight and compliance, including:

•       Credit Committee – responsible for defining strategies and lending policies.

•       Risk Committee – overseeing regulatory indicators and adherence to the risk appetite.

•       Credit Risk Management Department – an independent unit ensuring portfolio quality.

•       Chief Risk Officer (CRO) – accountable for governance oversight and reporting to the Executive Board.

These governance structures ensure exposures are monitored, measured, and maintained within established limits, with processes regularly reviewed to ensure regulatory compliance and alignment with best market practices.

47

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

BOARD OF DIRECTORS Rosa Rios Board Member Aod Cunha de Moraes Junior Board Member Gabriel Felzenszwalb Board Member Daniel Keprel Goldberg Board Member Humberto Goes Linaris Board Member

EXECUTIVE MANAGEMENT

Marciano Testa

Founder, Executive Chairman and CEO

Glauber Marques Correa

Chief Operating Officer

Rafael de Oliveira Morais

Chief Risk and Controllership

Officer

Lucas Araújo de Aguiar

Chief People and Governance

Officer

Marcello Winik Dubeux

Chief Financial and Investor Relations Officer

Vinicius Birkeland Aloe

Chief Technology Officer

Matheus Girardi

Chief Sales Officer

Daniel Antonio Pires

Chief Data and Credit Officer

Daniel Monteiro de Farias

Chief Products Officer

48